AIS

08005850

RECEIVED

2008 NOV 14 A 11:45

SUPPL

November 11, 2008

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 114/2008, AIS-CP 115/2008, AIS-CP 116/2008**

Subject:
1. Report of Financial Covenants Compliance of Advanced Info Service Plc.
2. Notification of the Resolutions of the Board of Directors' Meeting No. 6/2008.
3. Submission of reviewed consolidated and company financial statements for the third quarter of 2008 (3Q08) and clarification of a change in net profit of more than 20%

Date: November 11, 2008

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mr. Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

Faithfully yours,

PROCESSED
NOV 19 2008
THOMSON REUTERS

Mr. Pong-amorn Nimpoonsawat
Chief Finance Officer
Advanced Info Service Plc.

11/17

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
November 11, 2008

Ref: AIS-CP 114/2008

November 11, 2008

Subject: Report of Financial Covenants Compliance
Advanced Info Service Plc.

To The President
The Stock Exchange of Thailand

Pursuance to the Terms and Conditions of the debentures of Advanced Info Service Plc. AIS093A and AIS093B the Company is required to maintain debt to equity ratio at not more than 2:1. This ratio will be calculated from an unconsolidated financial statement of the Company on a quarterly basis. The Company is, in addition, required to report a default on any debt obligation if there is any. In case that the Company pays dividend to the shareholders more than 40% of the net profit, the Company must maintain a credit rating at least AA.

We would like to notify you that as at 30 September 2008 the Company was not in default of any debt obligation. The Company can maintain the credit rating at AA and the debt to equity ratio as at 30 September 2008 were 0.69 time. The Company is completely complied with the conditions set forth in the Terms and Conditions of the above debentures.

Summary Translation Letter
To the Stock Exchange of Thailand
November 11, 2008

AIS-CP 115/2008

November 11, 2008

Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 6/2008

To: The President
The Stock Exchange of Thailand

The Board of Directors of Advanced Info Service Plc. ("the Company") has resolved in the meeting No. 6/2008 held on November 11, 2008 as the following matters:

1. Certified the Minutes of the Board of Directors' Meeting (Special Agenda) held on October 8, 2008.
2. Approved the balance sheet, statement of income, and statement of cash flow for the third quarter of 2008 ended September 30, 2008.
3. Approved the capital reduction of Digital Phone Co., Ltd. ("DPC"), a network operator of 1800 MHz GSM and a 98.55% subsidiary of the Company, by reducing its registered capital from Baht 14,621,861,680 to Baht 4,386,558,504 or from par value of Baht 10 to Baht 3 without any change in the numbers of shares. After the capital reduction, the numbers of shares that the Company holds in DPC and its percentage of holding remain unchanged. The objective of capital reduction is to improve DPC's capital structure by returning excess cash to shareholders.

   This transaction is not considered the connected transaction and does not trigger the reporting requirement for the acquisition and disposition of assets of listed companies under the SET notification.
4. Approved the capital increase in Advanced Wireless Network Co., Ltd. (AWN), a 99.93% subsidiary of the Company, from Baht 1 million divided into 10,000 shares at par value of Baht 100 each to Baht 350 million divided into 3.5 million shares without any change in par value. The newly issued capital of Baht 349 million, divided into 3.49 million shares shall be issued and offered to the Company. After the capital increase, the Company will hold 3,499,993 shares in AWN and the percentage of holding will increase to 99.99%. The proceed from capital increase will be reserved for future investment.

   This transaction is not considered the connected transaction and does not trigger the reporting requirement for the acquisition and disposition of assets of listed companies under the SET notification.
5. Approved the dissolution of Data Network Solutions Co., Ltd. (DNS), a service provider of online data communication via telephone landlines in provincial area, and a 49.00% subsidiary of the Company. DNS had not been operating its business for several years. Therefore, the dissolution of DNS has not affected the Company's business operation.
6. Approved the amendments of the Company's corporate governance policy to align with good practices and guidelines recommended by regulators. The examples of amended issues are a) the Company shall have independent directors at least one-third of the Board and not less than 4 persons (previously, only at least one-third of the Board) and b) increase the scope of duties of the Nomination and Governance Committee to supervise an implementation of the good corporate governance policy.

Rule 12g3-2 (b) Exemption File No. 82-3236

Summary Translation Letter
To the Stock Exchange of Thailand
November 11, 2008

AIS-CP J16/2008

November 11, 2008

Subject: Submission of reviewed consolidated and company financial statements for the third quarter of 2008 (3Q08) and clarification of a change in net profit of more than 20%

To: The President
The Stock Exchange of Thailand

Enclosure: 1. Reviewed consolidated and company financial statements for 3Q08 in Thai and English
2. Management and Discussion Analysis (MD&A) for 3Q08 in Thai and English
3. Reports Review Quarterly Financial Statements (F45-3)

Advanced Info Service Public Company Limited ("the Company") would like to submit the reviewed consolidated and company financial statements for 3Q08 and clarify the reasons of a difference in net profit of over 20% as follows;

In 3Q08, net profit were Baht 4,533 million, increased 29.1% year on year (y-o-y) from Baht 3,512 million in 3Q07 due to strong growth in service revenues, higher interest income and lower selling & administrative expenses. On a quarter-on quarter (q-o-q) basis, net profit decreased 28.4% from Baht 6,333 million in 2Q08 due to recognition of gain from DPC & DTAC dispute settlement of Baht 1,739 million (Baht 1,217 million after tax) in the previous quarter. Excluding this amount, net profit would be dropped only 11.4% q-o-q.

Service revenues excluding IC grew 8.3% y-o-y to Baht 20,665 million in 3Q08 from Baht 19,079 million in 3Q07 due to strong growth in prepaid revenue, non-voices, international roaming and international calls (IDD).

Interest income in 3Q08 was Baht 117 million, increased 56% y-o-y from Baht 75 million in 3Q07 from higher amount of cash on hand and higher deposit interest rate. As at 30 September 2008, the Company had total cash and cash equivalent of Baht 13,209 million, increased from Baht 7,470 million as at end of 3Q07 based on its profitable operations.

Selling and administrative expenses declined 7.7% y-o-y to Baht 2,732 million in 3Q08 from Baht 2,959 million in 3Q07 due to improvement of bad debt provision and discontinued amortization of goodwill (Baht 292 million) following a change in accounting standard (TAS 43 revised 2007). Bad debt provision in 3Q08 was 2.2% of postpaid revenues, declined from 7.0% in 3Q07 based on the Company's conservative credit policy in screening new postpaid subscriber.

On a q-o-q basis, service revenues excluding IC dropped slightly by 1.9% due to seasonality and floods in several areas in 3Q08. Considering a cost structure, selling and administrative expenses increased 4.6% q-o-q due to higher marketing expenses from corporate and brand refreshing in 3Q08. Marketing expense to total revenue increased to 2.8% in 3Q08, increased from 2.0% in 2Q08. Net profit in 3Q08, compared to the previous quarter dropped 28.4% because there was a gain from DPC & DTAC dispute settlement of Baht 1,739 million in 2Q08. Excluding this amount, net profit would be dropped only 11.4% q-o-q.

Summary Translation Letter
To the Stock Exchange of Thailand
November 11, 2008

3Q08 MANAGEMENT DISCUSSION & ANALYSIS

■ OPERATIONAL HIGHLIGHTS ■

- **Subscribers reached 26.8m with continued penetration in upcountry**
- **ARPU and MOU declined q-o-q on seasonality impact**

Subscribers as of 3Q08 grew 15.4% y-o-y and 3.1% q-o-q to 26.8m with net additions of 810k. The growth was driven by upcountry penetration. For 9M08, AIS added in total 2.7m subscribers.

Prepaid was impacted by seasonality and the flood, which reflected in lower net additions during the quarter, as well as slow down usage and ARPU. Net additions were 661k for the quarter, lower from 862k in the previous quarter. The majority of net add was from higher penetration in upcountry area. ARPU excl. IC fell 7.2% y-o-y due to dilution from multiple-SIM users and lower-than-average ARPU from rural penetration. Higher usage on off-peak buffet package had push up 3Q08 MOU by 17% y-o-y. On quarterly basis, ARPU excl. IC declined by 5.5% q-o-q as MOU dropped 1.5% due to the slow usage from seasonality and the flood in several lower-north provinces.

Postpaid net additions were 149k improved from 16k in the previous quarter due to stronger push after the clean-up of the low-quality subscribers. Postpaid ARPU excl. IC increased 1.6% y-o-y to Bt709 as MOU increased 8.1%. However, on quarterly comparison, ARPU excl. IC declined 4.4% q-o-q as MOU dropped 3.9% q-o-q from seasonality impact.

■ FINANCIAL RESULTS ■

- **9M08 service revenue ex-IC grew 8.6% y-o-y, backed by 8.3% growth in 3Q08, from prepaid, non-voice, and IDD growth**
- **Impact from seasonality and the flooding reflected in 1.9% q-o-q drop in service revenues**
- **Reported net profit of Bt4.53bn, grew 29% y-o-y**

Service revenue

(Bt million) Service revenue excluding IC	3Q08		3Q07		2Q08		y-o-y	q-o-q
Voice revenue	15,832	76.6%	15,380	80.6%	16,288	77.3%	2.9%	-2.8%
Postpaid (voice)	3,728	18.0%	4,111	21.5%	3,845	18.3%	-9.3%	-3.0%
Prepaid (voice)	12,104	58.6%	11,269	59.1%	12,443	59.1%	7.4%	-2.7%
Non-voice revenue	2,784	13.5%	2,109	11.1%	2,665	12.7%	32.0%	4.5%
International roaming	919	4.4%	837	4.4%	952	4.5%	9.9%	-3.4%
Others (IDD, other fees)	1,130	5.5%	753	3.9%	1,155	5.5%	50.0%	-2.2%
	20,665	**100.0%**	**19,079**	**100.0%**	**21,060**	**100.0%**	**8.3%**	**-1.9%**

Service revenues excl. IC for 3Q08 increased 8.3% y-o-y, fuelled by strong growth from prepaid voice revenues, non-voice, and international calls. Comparing q-o-q, service revenues slightly declined by 1.9% mainly from soft seasonality, as well as the impact of the flood in the Northern area. However, the strong data revenue helped mitigated the seasonality effect.

For 9M08, service revenue excl. IC rose 8.6% y-o-y, to Bt63,151m, from Bt58,168m, due to strong growth in prepaid voice revenues, non-voice revenues, international call and international roaming.

Voice revenue in 3Q08 increased 2.9% y-o-y, from 7.4% growth in voice revenue from prepaid but was dragged by 9.3% drop from postpaid voice revenue. Postpaid revenues were abnormally high last year due to the aggressive postpaid subscriber acquisition. On q-o-q basis, voice revenue decreased by 2.8% reflected softer usage from seasonality, as voice revenue from both postpaid and prepaid dropped by 3% and 2.7% respectively. During 3Q08, AIS had increased tariffs on certain groups of existing prepaid subscribers.

Non-voice revenue for 3Q08 continued its strong growth momentum of 32% y-o-y and 4.5% q-o-q. It contributed 13.5% of service revenue (excl. IC) in 3Q08, increased from 11.1% in 3Q07. The y-o-y growth was mainly from higher GPRS consumption, as well as higher GPRS subscribers which grew 50% y-o-y and 12.5% q-o-q, to 4.5m. Despite seasonality effect, non-voice revenues still grew 4.5% q-o-q from GPRS and SMS. 9M08 non-voice revenue increased 29.3% y-o-y, mainly driven by GPRS/EDGE usage.

International roaming & international call in 3Q08 seasonally declined q-o-q by 3.4% but grew 9.9% y-o-y. IDD revenue surged 50% y-o-y from the full service launch on AIN international telephone gateway. For 9M08, international roaming grew 12.9% y-o-y to Bt3,018m from Bt2,674m and IDD revenue rose 49.9% y-o-y to Bt3,553m, from Bt2,371m.

Interconnection revenue/cost

Interconnection (Bt million)	3Q08	3Q07	2Q08	y-o-y	q-o-q
Revenue	3,958	4,357	4,144	-9.2%	-4.5%
Cost	3,749	3,842	4,080	-2.4%	-8.1%
Net interconnection	209	515	64	-59%	225%

* Recognition of IC in 2007 was fully realized only in 4Q07

Net interconnection (IC) for 3Q08 increased to Bt209m from Bt64m in 2Q08. Both incoming and outgoing traffic were lower q-o-q as reflected in higher on-net traffic to 75% from 73% in 2Q08. The outgoing off-net minutes declined due to tariff increase, while incoming off-net minutes from the IC corresponding parties (DTAC and True Move) were also lower but at a slower rate, hence net IC increased q-o-q. For 9M08 net IC was Bt390m.

Sales revenues dropped by 12.7% y-o-y and 7.5% q-o-q due to lower unit sales of handset, which dropped 8.9% y-o-y and 11.8% q-o-q to 895k in 3Q08. 9M08 sales revenues decreased 13.5%, from Bt10,416m to Bt9,012m.

Cost of service

Cost of service excl. IC (Bt million)	3Q08	3Q07	2Q08	y-o-y	q-o-q
Amortization	4,523	4,288	4,426	5.5%	2.2%
Base station rental & utility	622	580	628	7.3%	-1.0%
Maintenance	500	488	427	2.6%	17.1%
Others	954	884	929	7.9%	2.6%
	6,599	6,239	6,411	5.8%	2.9%

Cost of service excluding IC cost for 3Q08 was Bt6,599m, up 5.8% y-o-y and 2.9% q-o-q mainly from higher amortization which increased 5.5% y-o-y and 2.2% q-o-q as the amortization period becomes shorter according to the remaining concession life. Base station rental & utility increased 7.3% y-o-y from cell sites expansion from 12,400 in 3Q07 to 14,000 in 3Q08. Maintenance may fluctuate from quarter to quarter which caused the 17% q-o-q increase, however 9M08 maintenance dropped 3% y-o-y. For 9M08, costs of service excluding IC expense increased 7.3% y-o-y, due mainly to 8.3% rise in amortization.

Cost of sales in 3Q08 decreased 12.4% y-o-y and 4.7% q-o-q, followed 12.7% y-o-y and 7.5% q-o-q drop in sales revenues. Sales margin, normally varies from quarter to quarter, were 6% in 3Q08, compared to 8.8% in 2Q08 and 6.3% in 3Q07. 9M08 cost of sales dropped 13.7% y-o-y, at the same pace to 13.5% y-o-y drop in sales revenue.

Concession fee

(Bt million)	3Q08	3Q07	2Q08	y-o-y	q-o-q
Concession fee	4,990	4,627	5,051	7.9%	-1.2%
% of service revenue excl. IC	24.1%	24.2%	24.0%		

Concession fee was 24.1% of service revenue excluding IC, remained flat from 24% in 2Q08 and 24.2% in 3Q07.

SG&A

(Bt million)	3Q08	3Q07	2Q08
% marketing expense to total revenue (excl. IC)	3.3%	3.3%	2.4%
% bad debt to postpaid revenue	2.2%	7.0%	2.2%
% SG&A to total revenue (excl. IC)	11.6%	13.2%	10.8%

SG&A to total revenues excluding IC was 11.6%, increased from 10.8% in 2Q08 from higher marketing expenses, but declined from 13.2% in 3Q07 due to no amortization of goodwill, and lower bad debt provision. Marketing spending for 3Q08 was 3.3% of total revenue excluding IC, compared to 2.4% in 2Q08 as there was a prepaid brand refreshing campaign, "Freedom Enjoy" during the quarter. Bad debt to postpaid revenue remained flat at 2.2%, but significantly improved from 7.0% in 3Q07 as a result of the better quality of postpaid subscribers. For 9M08, SG&A to total revenues ex-IC went down from 13.2% in 3Q07 to 11.6% in 3Q08, due to lower bad debt provision and lower marketing expenses. For the full year, AIS maintains the marketing budget at 4% of total revenue hence, marketing expense in 4Q08 should accelerate.

EBITDA margin was 41.7%, dropped from 45.5% in 3Q07 due to the impact of IC recognition. Excluding IC, EBITDA margin improved y-o-y to 47.9% due to revenue improvement and low bad debt expense. On quarterly basis, EBITDA margin excl. IC dropped from 49.2% as a result of lower revenues as well as a higher marketing expense. For 9M08, EBITDA margin excl. IC was 49%, increased from 45.2% in 9M07, mainly from solid revenue growth and lower provision for bad debt.

EBITDA (Bt million)	3Q08	3Q07	2Q08	9M08	9M07
Operating profit	**6,725**	**5,463**	**7,323**	**21,709**	**17,187**
Depreciation PPE	763	711	752	2,269	2,216
Amortization of computer software	92	108	94	280	340
Amortization of asset under concession	3,794	3,510	3,708	11,140	10,020
Amortization of concession right	114	114	113	341	341
Amortization of goodwill	0	292	0	-	875
Impairment loss on goodwill	0	-	0	15	-
EBITDA	**11,491**	**10,199**	**11,994**	**35,765**	**30,986**
EBITDA margin	**41.7%**	**45.5%**	**42.3%**	**42.3%**	**45.2%**
EBITDA excl. IC	**11,301**	**10,199**	**11,915**	**35,380**	**30,986**
EBITDA margin excl. IC	**47.9%**	**45.5%**	**49.2%**	**49.0%**	**45.2%**

Interest expense for the period declined 2.6% y-o-y but rose 5.7% q-o-q as a result of additional debt drawn down during the quarter.

Other income dropped q-o-q to Bt184m, from Bt1,944m in the previous quarter when there was the settlement between DPC, AIS's subsidiary, and DTAC.

Net profit for 3Q08 was Bt4,533m, rose 29.1% y-o-y but dropped 28.4% q-o-q as there was the one-time gain from DPC settlement in 2Q08. Stripping out non-recurring items, 3Q08 normalized net income increased 19.2% y-o-y from improving revenue and lower bad debt expenses. On q-o-q basis, normalized net profit declined by 11.4% due to seasonality drop in service revenues as well as higher network amortization and marketing expense. For 9M08, after adjusting for goodwill amortization, impairment of goodwill and DPC gain, normalized net profit was Bt14,788m, increased 22.9% y-o-y from Bt12,034m in 9M07. For comparison, the below table was developed to show the comparable net profit by quarter.

■ Comparative net profit ■

Consolidated (Bt million)	Tax deductible	3Q08	3Q07	2Q08	y-o-y	q-o-q	9M08	9M07	y-o-y
Net income		**4,533**	**3,512**	**6,333**	**29.1%**	**-28.4%**	**15,990**	**11,159**	**43.3%**
Add: Goodwill amortization	*No*		292					876	
Impairment of goodwill	*No*						15		
Deduct: Gain on DPC after tax	*Yes*			(1,217)			(1,217)		
Normalized net income		**4,533**	**3,804**	**5,116**	**19.2%**	**-11.4%**	**14,788**	**12,034**	**22.9%**
Add: Actual net IC	*Yes*		294					1,205	
Comparative net income		**4,533**	**4,098**	**5,116**	**10.6%**	**-11.4%**	**14,788**	**13,239**	**11.7%**

■ Balance sheet structure ■

Total asset in 3Q08 was Bt127,227m, decreased from Bt128,942m in 4Q07 despite 14% increase in current assets. This was mainly due to the decreased in networks under concession, which caused by lower additional capex than the accelerated depreciation rate as a result of shorten concession lives.

Total asset (Bt million)	3Q08	% of total asset	4Q07	% of total asset
Current Assets	23,534	18.5%	20,586	16.0%
Property and Equipment	8,018	6.3%	8,561	6.6%
Networks under Concession	74,101	58.2%	78,527	60.9%
Intangible asset	10,148	8.0%	10,593	8.2%
Defer tax asset	10,016	7.9%	10,031	7.8%
Others	1,410	1.1%	644	0.5%
Total Assets	**127,227**	**100.0%**	**128,942**	**100.0%**

Liquidity further improved from higher outstanding cash as well as lower concession right payable from the DPC settlement. As such, the current ratio was 84%, compared to 73% as of year end 2007. The company has high level of liquidity as more than half of current assets are in cash.

Current asset (Bt million)	3Q08	% of total asset	4Q07	% of total asset
Cash	13,209	10.4%	8,317	6.5%
ST investment	124	0.1%	123	0.1%
Trade receivable	5,306	4.2%	8,054	6.2%
Inventories	2,206	1.7%	1,236	1.0%
Other current assets	2,688	2.1%	2,718	2.1%
Current Assets	**23,534**	**18.5%**	**20,586**	**16.0%**

Current liabilities (Bt million)	3Q08	% of total asset	4Q07	% of total asset
Short-term loan	0	0.0%	3,492	2.7%
Trade accounts payable	4,739	3.7%	4,218	3.3%
Current portion of long-term borrowings	6,907	5.4%	1,545	1.2%
Accrued concession fee	7,483	5.9%	3,634	2.8%
Concession right payable	0	0.0%	4,739	3.7%
Others	8,926	7.0%	10,528	8.2%
Current Liabilities	**28,055**	**22.1%**	**28,157**	**21.8%**

Capital structure remained strong from the healthy balance sheet with low financial leverage. Total liability to equity increased to 74% from 67% in 2Q08 due to the loan drawn down during the quarter. Net debt to equity was 26% increased from 23% as of 2Q08 due to lower retained earnings after the dividend payment of Bt3 per share in Sep-08.

(Bt million)	3Q07	4Q07	1Q08	2Q08	3Q08
Total interest-bearing debt	33,600	30,349	26,105	30,104	32,500
Total liabilities	56,173	53,481	51,937	51,593	54,199
Total equity	70,308	75,461	80,743	77,359	73,029
Net debt to equity	37%	29%	14%	23%	26%
Total liabilities to equity	80%	71%	64%	67%	74%

Debentures and Loans as of 3Q08 increased to Bt32,500m, from Bt30,104m as of 2Q08 due mainly to the additional long term borrowing amounted USD91.9m to finance capex. This loan is under the swap process as AIS maintains fully currency-hedged policy. Of the total outstanding debt, 9% remained exposed to floating interest rate, the rest was either fixed rate or engaged into fixed interest swap contract. Effective interest rate was 5.1% per annum down from 5.3% in the previous quarter as a result of lower effective interest rate from the additional loans.

	Balance	Balance	Repayment(1)					
(Bt million)	2Q08	3Q08	2008	2009	2010	2011	2012	2013
Long term loan(2)	10,680	13,829	134	268	268	9,753	268	268
Debenture	19,357	18,608	1,500	6,627	-	4,000	-	8,000
Financial lease	67	63	23	17	12	8	4	-
Total debt	30,104	32,500	1,657	6,912	280	13,761	272	8,268

(1) includes bond issuing cost; (2) includes swap and forward contract

■ Cash Flow ■

Cash flow position remained strong to support capex and debt repayment. For 9M08, the group generated Bt31,251m of cash flow from operation (after working capital), spent Bt8,859m on network investment while repaid debt, short-term and long-term, amounted Bt5,024m as well as paid dividend amounted Bt18,653m. Total raised debt amounted to Bt7,058m, of which Bt4,000m was issued as debenture in 2Q08 and additional long term debt amounted USD91.9m in this quarter. The net cash increase was Bt5,078m reserved as cash and short-term B/E.

Source and use of fund: 9M08

Source of Fund	Bt million	Use of Fund	Bt million
Operating CF before change in working capital	38,343	CAPEX & Fixed assets	8,859
Share capital and share premium	283	Repayment of ST borrowing	3,500
Interest received	250	Repayment of LT borrowing	1,524
Disposal of property and equipment	130	Changes in working capital	7,092
Proceed from L-T borrowing	7,058	Dividend Payment	18,653
		Short-term investments & subsidiary	127
		Interest paid	1,230
		Cash increase	5,078
Total	**46,063**	**Total**	**46,063**

■ **FY2008 Management outlook & strategy** ■

FY 2008 Guidance

Market subscriber forecast	8-10m net additions for the market
Market share	50% revenue market share
Service revenue	7-8% service revenue growth excluding IC
Marketing expense	4% of total revenue excluding IC
Network amortization	10% rise
EBITDA margin	46-47% of total revenue excluding IC
Capex	Bt14bn cash capex (no 3G)
Net IC revenue	Bt400-600m

For FY08, AIS expect industry subscriber growth of 15-20% y-o-y or a total net addition of 8-10 millions. SIM penetration is expected to reach 93-96% while human penetration will be approximately 65-70% as multi-SIM phenomena remains a significant part in the industry. Pricing environment will continue to be stable or have slight improvement given each operator tends to set tariff to reflect the cost of interconnection as well as to better utilize the network between peak and off-peak hours.

Due to strong revenue momentum in the past several quarters with 8.6% y-o-y growth for 9M08, service revenue guidance for 2008 is maintained at 7-8% despite economic slowdown. Although 9M08 EBITDA margin reached 49%, the guideline is also remained at 46-47%, as many cost items particularly on marketing spending is normally higher in 2H08 and particularly in 4Q. The key growth drivers to the revenue and EBITDA are (1) higher penetration in upcountry areas (2) continued improving voice revenue from stable pricing environment (3) non-voice growth which grew 29% for 9M08 and (4) higher contribution from IDD business. In 2007, the launch of IDD business contributed additional 1.3% of service revenue, and is expected to grow 40-50% y-o-y in FY08.

AIS targets its network expansion to reach 14,500 base stations by year end from 14,000 base at the end of 9M08 with the 2G capex budget of Bt14bn focusing on (1) continued expansion into rural area to differentiate coverage gap with competitors (2) transportation route such as new roads, expressway, Bangkok transit system, (3) new residential areas, business and industrial areas, and tourist attractions. Amortization in 2008 is expected to rise at 10% y-o-y as the network asset is amortized over the shorter remaining period of concession life which expired in 2015.

As a largest-subscriber base operator with premium pricing, the traffic position is highly likely to be net IC receiver. Meanwhile, as the company's strategy targets on stabilizing revenue market share, the focus has been on maximizing revenue from the outgoing minutes rather than the incoming minutes. Although 9M08 net interconnection revenue reached Bt390m, the net IC for FY08 is expected at Bt400-600m.

■ FINANCIAL SUMMARY ■

Consolidated income statement

Unit: Bt. Million	3Q08		3Q07		2Q08		y-o-y	q-o-q
Service revenue excl. IC	20,665	75.1%	19,079	85.1%	21,060	74.3%	8.3	-1.9
IC revenue	3,958	14.4%	n/a	0.0%	4,144	14.6%	n/a	-4.5
Service revenue	24,623	89.4%	19,079	85.1%	25,204	88.9%	29.1	-2.3
Sales revenue	2,905	10.6%	3,328	14.9%	3,141	11.1%	-12.7	-7.5
Total revenue	27,528	100.0%	22,407	100.0%	28,345	100.0%	22.9	-2.9
Cost of service excl. IC	(6,599)	-24.0%	(6,239)	-27.8%	(6,411)	-22.6%	5.8	2.9
IC cost	(3,749)	-13.6%	0	0.0%	(4,080)	-14.4%	n/a	-8.1
Cost of service	(10,348)	-37.6%	(6,239)	-27.8%	(10,491)	-37.0%	65.9	-1.4
Concession & excise tax	(4,990)	-18.1%	(4,627)	-20.6%	(5,051)	-17.8%	7.8	-1.2
Cost of sales	(2,730)	-9.9%	(3,118)	-13.9%	(2,865)	-10.1%	-12.4	-4.7
Total cost	(18,068)	-65.6%	(13,984)	-62.4%	(18,406)	-64.9%	29.2	-1.8
Gross profit	9,461	34.4%	8,423	37.6%	9,939	35.1%	12.3	-4.8
SG&A	(2,732)	-9.9%	(2,959)	-13.2%	(2,613)	-9.2%	-7.7	4.6
Directors' remuneration	(4)	0.0%	(2)	0.0%	(3)	0.0%	95.7	15.5
Operating profit	6,725	24.4%	5,463	24.4%	7,323	25.8%	23.1	-8.2
Interest expense	(417)	-1.5%	(428)	-1.9%	(394)	-1.4%	-2.6	5.7
Other income	184	0.7%	142	0.6%	1,944	6.9%	29.0	-90.6
Exchange gain/(Loss)	(23)	-0.1%	(12)	-0.1%	42	0.1%	105.6	-158.4
EBT	6,469	23.5%	5,165	23.0%	8,915	31.5%	25.2	-27.5
Minority interest	6	0.0%	8	0.0%	(25)	-0.1%	-25.3	-125.0
Corporate tax	(1,942)	-7.1%	(1,661)	-7.4%	(2,557)	-9.0%	16.9	-24.1
Net income	4,533	16.5%	3,512	15.7%	6,333	22.3%	29.1	-28.4

Bt. million	9M08		9M07		y-o-y
Service revenue excl. IC	63,151	74.7%	58,168	84.8%	8.6
IC revenue	12,359	14.6%	n/a	n/a	n/a
Service revenue	75,509	89.3%	58,168	84.8%	29.8
Sales revenue	9,012	10.7%	10,416	15.2%	-13.5
Total revenue	84,521	100.0%	68,584	100.0%	23.2
Cost of Service excl. IC	(19,371)	-22.9%	(18,061)	-26.3%	7.3
IC cost	(11,968)	-14.2%	0	0.0%	n/a
Cost of service	(31,339)	-37.1%	(18,061)	-26.3%	73.5
Concession & excise tax	(15,197)	-18.0%	(14,279)	-20.8%	6.4
Cost of Sales	(8,336)	-9.9%	(9,664)	-14.1%	-13.7
Total cost	(54,873)	-64.9%	(42,004)	-61.2%	30.6
Gross Profit	29,649	35.1%	26,580	38.8%	11.5
SG&A	(7,930)	-9.4%	(9,386)	-13.7%	-15.5
Directors' remuneration	(10)	0.0%	(6)	0.0%	52.2
Operating profit	21,709	25.7%	17,187	25.1%	26.3
Interest Expense	(1,186)	-1.4%	(1,293)	-1.9%	-8.3
Other Income	2,319	2.7%	498	0.7%	365.5
Exchange Gain/(Loss)	(115)	-0.1%	(28)	0.0%	310.5
EBT	22,728	26.9%	16,364	23.9%	38.9
Minority interest	(40)	0.0%	27	0.0%	-250.5
Corporate Tax	(6,698)	-7.9%	(5,232)	-7.6%	28.0
Net Income	15,989	18.9%	11,159	16.3%	43.3

Revenue and cost breakdown

Service revenue excl. IC	3Q07	2Q08	3Q08
Basic voice			
GSM Advance	20.6%	17.5%	17.3%
GSM 1800	0.9%	0.8%	0.7%
Postpaid	21.5%	18.3%	18.0%
Prepaid	59.1%	59.1%	58.6%
Non-voice			
Postpaid	4.5%	4.9%	5.4%
Prepaid	6.6%	7.7%	8.1%
International roaming	4.4%	4.5%	4.4%
Others (IDD, other fees)	3.9%	5.5%	5.5%
	100.0%	100.0%	100.0%

Sales revenue	3Q07	2Q08	3Q08
Handset	94.7%	95.8%	95.9%
SIM	5.3%	4.2%	4.1%
	100.0%	100.0%	100.0%

Cost of service excl. IC	3Q07	2Q08	3Q08
Amortisation	68.7%	69.0%	68.5%
Base station	9.3%	9.8%	9.4%
Maintenance	7.8%	6.7%	7.6%
Others	14.2%	14.5%	14.5%
	100.0%	100.0%	100.0%

Cost of sales	3Q07	2Q08	3Q08
Handsets	96.9%	97.2%	97.5%
SIM	3.1%	2.8%	2.5%
	100.0%	100.0%	100.0%

Consolidated balance sheet

Bt. million	3Q08	% of total asset	4Q07	% of total asset
Current Assets	23,534	18.5%	20,586	16.0%
Property and Equipment	8,018	6.3%	8,561	6.6%
Networks under Concession	74,101	58.2%	78,527	60.9%
Intangible asset	10,148	8.0%	10,593	8.2%
Defer tax asset	10,016	7.9%	10,031	7.8%
Others	1,410	1.1%	644	0.5%
Total Assets	**127,227**	**100.0%**	**128,942**	**100.0%**
ST loan from financial institution	0	0.0%	3,492	2.7%
Account Payable-trade	4,739	3.7%	4,218	3.3%
Current Portion of LT Debt	6,907	5.4%	1,545	1.2%
Current Portion of Concession	7,483	5.9%	8,373	6.5%
Long-term Debt	26,135	20.5%	25,312	19.6%
Other Liabilities	8,935	7.0%	10,541	8.2%
Total Liabilities	**54,199**	**42.6%**	**53,481**	**41.5%**
Total Equity	**73,029**	**57.4%**	**75,461**	**58.5%**

Key ratios

	3Q08	2Q08	3Q07
EBITDA (Bt. million)	11,491	11,994	10,199
EBITDA margin	41.7%	42.3%	45.5%
Interest coverage (x)	16.1	18.6	12.8
DSCR (x)	3.8	6.0	2.6
Net debt / EBITDA (x)	0.42	0.37	0.64
Net debt / Equity (x)	26%	23%	37%
Interest-bearing debt to Equity (x)	0.45	0.39	0.48
Total liabilities to Equity (x)	0.74	0.67	0.80
Free cash flow to EV (%)	8.3%	9.5%	6.6%
ROE (%)	24.1%	32.0%	19.3%

■ OPERATIONAL DATA ■

Subscribers	3Q07	2Q08	3Q08
NMT			
GSM Advance	2,349,300	2,260,300	2,410,400
GSM 1800	82,600	79,800	78,600
Postpaid	2,431,900	2,340,100	2,489,000
Prepaid	20,772,500	23,624,700	24,285,600
Total subscribers	23,204,400	25,964,700	26,774,600

Net additions	3Q07	2Q08	3Q08
Postpaid	-221,200	15,600	149,000
Prepaid	734,200	861,900	661,000
Total net additions	513,000	877,400	810,000

Churn rate (%)	3Q07	2Q08	3Q08
Postpaid	4.8%	1.9%	1.7%
Prepaid	3.9%	4.5%	4.8%
Blended	4.0%	4.3%	5.1%

Subscriber market share	3Q07	2Q08	3Q08
Postpaid	42%	n/a	n/a
Prepaid	47%	n/a	n/a
Total	46%	n/a	n/a

new ARPU excl. IC (Bt: net all-in)	3Q07	2Q08	3Q08
GSM Advance	696	743	711
GSM 1800	760	713	676
Postpaid	698	742	709
Prepaid	222	*218	206
Blended	274	*266	252

new ARPU incl. net IC (Bt: net all-in)	3Q07	2Q08	3Q08
GSM Advance	665	688	661
GSM 1800	760	692	657
Postpaid	668	688	661
Prepaid (One-2-Call!)	233	*224	214
Blended	282	*267	255

MOU (minutes: billable outgoing only)	3Q07	2Q08	3Q08
GSM Advance	511	574	550
GSM 1800	422	472	473
Postpaid	507	570	548
Prepaid	224	266	262
Blended	256	294	288

Traffic	3Q07	2Q08	3Q08
% outgoing to total minute	48%	49%	49%
% on-net to total outgoing minute	68%	73%	75%

** 2Q08 Prepaid ARPU was restated*

Advanced Info Service Public Company Limited and its Subsidiaries

Interim financial statements
and
Review Report of Certified Public Accountant

For the three-month and nine-month periods ended
30 September 2008

Review Report of Certified Public Accountant

To the Board of Directors of Advanced Info Service Public Company Limited

I have reviewed the accompanying consolidated and separate balance sheets as at 30 September 2008, and the related statements of income for the three-month and nine-month periods then ended, and the related statements of changes in equity and cash flows for the nine-month period then ended of Advanced Info Service Public Company Limited and its subsidiaries, and of Advanced Info Service Public Company Limited, respectively. The Company's management is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to issue a report on these financial statements based on my reviews. The consolidated and separate statements of income for the three-month and nine-month periods ended 30 September 2007, and the related statements of changes in shareholders' equity and cash flows for the nine-month period then ended of Advanced Info Service Public Company Limited and its subsidiaries, and of Advanced Info Service Public Company Limited, respectively, were reviewed by another auditor whose report dated 13 November 2007 stated that nothing had come to his attention that caused him to believe that those financial statements were not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I conducted my reviews in accordance with the auditing standard on review engagements. This Standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. I have not performed an audit and, accordingly, I do not express an audit opinion on the reviewed financial statements.

Based on my reviews, nothing has come to my attention that causes me to believe that the financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

As discussed in note 17 to the financial statements, the consolidated financial statements have applied the change in its accounting policy for goodwill prospectively from 1 January 2008.

The consolidated and separate financial statements for the year ended 31 December 2007 of Advanced Info Service Public Company Limited and its subsidiaries, and of Advanced Info Service Public Company Limited, respectively, were audited by another auditor who expressed an unqualified opinion on those financial statements in his report dated 19 February 2008. The consolidated and separate balance sheets as at 31 December 2007, which are included in the accompanying financial statements for comparative purposes, are components of those financial statements.

(Winid Silamongkol)
Certified Public Accountant
Registration No. 3378

KPMG Phoomchai Audit Ltd.
Bangkok
11 November 2008

Advanced Info Service Public Company Limited and its Subsidiaries
Balance sheets
As at 30 September 2008 and 31 December 2007

		Consolidated financial statements		Separate financial statements	
Assets	*Note*	30 September 2008 (Unaudited)	31 December 2007	30 September 2008 (Unaudited)	31 December 2007
		(in thousand Baht)			
Current assets					
Cash and cash equivalents		13,209,024	8,316,666	5,758,633	3,713,235
Short-term investments		124,472	123,443	-	-
Trade accounts receivable	*3, 4*	5,306,057	8,054,188	8,707,407	11,176,551
Amounts due from and loans to related parties	*3*	1,301	770	240,304	85,019
Value added tax receivables		207,510	136,763	207,510	136,763
Inventories		2,206,366	1,236,246	107,440	137,111
Other current assets		2,479,040	2,717,539	1,679,596	1,727,884
Total current assets		**23,533,770**	**20,585,615**	**16,700,890**	**16,976,563**
Non-current assets					
Property, plant and equipment	*6*	8,018,277	8,560,947	6,689,508	7,619,071
Assets under concession agreements	*6*	74,101,060	78,527,309	69,982,601	73,445,127
Swap and forward contracts receivable	*16*	542,153	-	542,153	-
Investments in subsidiaries	*5*	-	-	19,882,107	19,457,107
General investment		92,761	92,761	92,761	92,761
Intangible assets		10,148,266	10,593,151	1,045,986	1,173,299
Deferred tax assets		10,016,229	10,031,066	9,146,962	9,128,182
Other non-current assets		774,854	550,803	671,455	445,380
Total non-current assets		**103,693,600**	**108,356,037**	**108,053,533**	**111,360,927**
Total assets		**127,227,370**	**128,941,652**	**124,754,423**	**128,337,490**

Advanced Info Service Public Company Limited and its Subsidiaries
Balance sheets
As at 30 September 2008 and 31 December 2007

		Consolidated financial statements		Separate financial statements	
Liabilities and equity	*Note*	30 September 2008 (Unaudited)	31 December 2007	30 September 2008 (Unaudited)	31 December 2007
		(in thousand Baht)			
Current liabilities					
Short-term loan from financial institutions	*8*	-	3,492,242	-	3,492,242
Trade accounts payable	*3, 7*	4,738,731	4,218,177	3,950,184	3,915,050
Amounts due to and loans from related parties	*3*	311,564	361,241	10,960,996	13,386,152
Current portion of long-term borrowings	*8*	6,906,813	1,544,583	6,901,073	1,535,229
Accrued concession fee		7,483,119	3,634,360	6,506,248	3,161,189
Concession right payable	*9*	-	4,738,868	-	-
Unearned income - mobile phone service		3,390,117	3,468,899	3,983,795	4,437,360
Advance receipts from customers		730,581	1,014,350	-	-
Income tax payable		1,643,110	3,232,483	1,149,314	2,943,264
Other current liabilities		2,850,582	2,451,353	2,756,670	2,211,922
Total current liabilities		**28,054,617**	**28,156,556**	**36,208,280**	**35,082,408**
Non-current liabilities					
Swap and forward contracts payable, net	*16*	-	382,837	-	382,837
Long-term borrowings	*8*	26,135,018	24,929,192	26,126,489	24,920,137
Other non-current liabilities		9,036	12,266	-	-
Total non-current liabilities		**26,144,054**	**25,324,295**	**26,126,489**	**25,302,974**
Total liabilities		**54,198,671**	**53,480,851**	**62,334,769**	**60,385,382**
Equity					
Share capital	*10*				
Authorised share capital		4,997,460	4,997,460	4,997,460	4,997,460
Issued and paid-up share capital		2,961,740	2,958,123	2,961,740	2,958,123
Reserves					
Share premium	*12*	21,545,336	21,250,964	21,545,336	21,250,964
Advanced receipts for share subscription	*12*	-	15,377	-	15,377
Unrealised gain on dilution of investment		161,187	161,187	-	-
Retained earnings					
Appropriated					
Legal reserve		500,000	500,000	500,000	500,000
Unappropriated		47,334,618	49,998,652	37,412,578	43,227,644
Total equity attributable to equity holders of the Company		**72,502,881**	**74,884,303**	**62,419,654**	**67,952,108**
Minority interests		525,818	576,498	-	-
Total equity		**73,028,699**	**75,460,801**	**62,419,654**	**67,952,108**
Total liabilities and equity		**127,227,370**	**128,941,652**	**124,754,423**	**128,337,490**

The accompanying notes are an integral part of these financial statements.

Advanced Info Service Public Company Limited and its Subsidiaries

Statements of income

For the three-month periods ended 30 September 2008 and 2007 (Unaudited)

	Note	Consolidated financial statements		Separate financial statements	
		2008	2007	2008	2007
		(in thousand Baht)			
Revenues					
Revenues from rendering of services and equipment rentals		24,623,164	19,078,946	23,619,018	18,416,637
Revenue from sale of goods		2,904,694	3,328,364	-	-
Total revenues		**27,527,858**	**22,407,310**	**23,619,018**	**18,416,637**
Cost					
Cost of rendering of services and equipment rentals		(10,348,070)	(6,239,399)	(10,307,023)	(6,479,194)
Concession fee and excise tax		(4,989,667)	(4,626,621)	(4,685,129)	(4,317,086)
Cost of sale of goods		(2,729,804)	(3,117,983)	-	-
Total cost		**(18,067,541)**	**(13,984,003)**	**(14,992,152)**	**(10,796,280)**
Gross profit		**9,460,317**	**8,423,307**	**8,626,866**	**7,620,357**
Selling and administrative expenses		(2,731,915)	(2,958,810)	(2,748,561)	(2,670,994)
Profit from sales, services and equipment rentals		**6,728,402**	**5,464,497**	**5,878,305**	**4,949,363**
Other operating income		183,505	142,247	113,144	155,609
Net foreign exchange loss		(22,765)	(11,816)	(23,220)	(19,334)
Directors' remuneration		(3,504)	(1,790)	(3,444)	(1,715)
Profit before interest and income tax expenses		**6,885,638**	**5,593,138**	**5,964,785**	**5,083,923**
Interest expense		(417,065)	(428,303)	(467,951)	(523,259)
Income tax expense		(1,942,354)	(1,661,485)	(1,647,828)	(1,368,394)
Profit for the period		**4,526,219**	**3,503,350**	**3,849,006**	**3,192,270**
Attributable to :					
Equity holders of the Company		4,532,530	3,511,803	3,849,006	3,192,270
Minority interest		(6,311)	(8,453)	-	-
Profit for the period		**4,526,219**	**3,503,350**	**3,849,006**	**3,192,270**
Earnings per share (in Baht)	*14*				
Basic		1.53	1.19	1.30	1.08
Diluted		1.53	1.19	1.30	1.08

The accompanying notes are an integral part of these financial statements.

Advanced Info Service Public Company Limited and its Subsidiaries

Statements of income

For the nine-month periods ended 30 September 2008 and 2007 (Unaudited)

	Note	Consolidated financial statements		Separate financial statements	
		2008	2007	2008	2007
		(in thousand Baht)			
Revenues					
Revenues from rendering of services and equipment rentals		75,509,169	58,168,268	72,389,523	55,979,343
Revenue from sale of goods		9,011,987	10,415,749	-	-
Total revenues		**84,521,156**	**68,584,017**	**72,389,523**	**55,979,343**
Cost					
Cost of rendering of services and equipment rentals		(31,339,181)	(18,061,184)	(31,235,437)	(18,944,002)
Concession fee and excise tax		(15,197,186)	(14,278,991)	(14,262,394)	(13,184,307)
Cost of sale of goods		(8,336,337)	(9,664,324)	-	-
Total cost		**(54,872,704)**	**(42,004,499)**	**(45,497,831)**	**(32,128,309)**
Gross profit		**29,648,452**	**26,579,518**	**26,891,692**	**23,851,034**
Selling and administrative expenses		(7,929,289)	(9,385,982)	(7,703,108)	(8,643,798)
Profit from sales, services and equipment rentals		**21,719,163**	**17,193,536**	**19,188,584**	**15,207,236**
Other operating income	*9*	2,318,955	498,222	404,434	446,796
Net foreign exchange loss		(115,243)	(28,072)	(121,593)	(42,639)
Directors' remuneration		(9,551)	(6,275)	(9,341)	(6,040)
Profit before interest and income tax expenses		**23,913,324**	**17,657,411**	**19,462,084**	**15,605,353**
Interest expense		(1,185,712)	(1,293,223)	(1,374,660)	(1,521,264)
Income tax expense		(6,698,368)	(5,232,000)	(5,249,602)	(4,241,800)
Profit for the period		**16,029,244**	**11,132,188**	**12,837,822**	**9,842,289**
Attributable to :					
Equity holders of the Company		15,988,854	11,159,021	12,837,822	9,842,289
Minority interest		40,390	(26,833)	-	-
Profit for the period		**16,029,244**	**11,132,188**	**12,837,822**	**9,842,289**
Earnings per share (in Baht)	*14*				
Basic		5.40	3.78	4.34	3.33
Diluted		5.40	3.78	4.34	3.33

The accompanying notes are an integral part of these financial statements.

Advanced Info Service Public Company Limited and its Subsidiaries

Statements of changes in equity

For the nine-month periods ended 30 September 2008 and 2007 (Unaudited)

		Consolidated financial statements								
			Reserves			Retained earnings				
	Note	Issued and paid-up share capital	Share premium	Advance receipt for share subscription	Unrealised gain on dilution of investments	Appropriated to legal reserve	Unappro-priated	Total equity attributable to equity holders of the Company	Minority interest	Total equity
						(in thousand Baht)				
Balance at 1 January 2007		**2,953,547**	**20,978,563**	**14,504**	**161,187**	**500,000**	**52,330,152**	**76,937,953**	**661,056**	**77,599,009**
Changes in equity for 2007										
Profit for the period		-	-	-	-	-	11,159,021	11,159,021	(26,833)	11,132,188
Dividends		-	-	-	-	-	(18,621,967)	(18,621,967)	-	(18,621,967)
Issued of share capital	*10, 11*	3,710	206,163	(14,504)	-	-	-	195,369	-	195,369
Advanced receipts for share subscription	*11*	-	-	3,156	-	-	-	3,156	-	3,156
Balance at 30 September 2007		**2,957,257**	**21,184,726**	**3,156**	**161,187**	**500,000**	**44,867,206**	**69,673,532**	**634,223**	**70,307,755**
Balance at 1 January 2008		**2,958,123**	**21,250,964**	**15,377**	**161,187**	**500,000**	**49,998,652**	**74,884,303**	**576,498**	**75,460,801**
Changes in equity for 2008										
Profit for the period		-	-	-	-	-	15,988,854	15,988,854	40,390	16,029,244
Dividends	*15*	-	-	-	-	-	(18,652,888)	(18,652,888)	-	(18,652,888)
Issued of share capital	*10, 11*	3,617	294,372	(15,377)	-	-	-	282,612	-	282,612
Decrease in minority interest from the addition of shares		-	-	-	-	-	-	-	(91,070)	(91,070)
Balance at 30 September 2008		**2,961,740**	**21,545,336**	**-**	**161,187**	**500,000**	**47,334,618**	**72,502,881**	**525,818**	**73,028,699**

The accompanying notes are an integral part of these financial statements.

Advanced Info Service Public Company Limited and its Subsidiaries

Statements of changes in equity

For the nine-month periods ended 30 September 2008 and 2007 (Unaudited)

		Separate financial statements					
			Reserves		Retained earnings		
	Note	Issued and paid-up share capital	Share premium	Advance receipt for share subscription	Appropriated to legal reserve	Unappropriated	Total equity attributable to equity holders of the Company
				(in thousand Baht)			
Balance at 1 January 2007		**2,953,547**	**20,978,563**	**14,504**	**500,000**	**44,743,033**	**69,189,647**
Changes in equity for 2007							
Profit for the period		-	-	-	-	9,842,289	9,842,289
Dividends		-	-	-	-	(18,621,967)	(18,621,967)
Issued of share capital	*10,11*	3,710	206,163	(14,504)	-	-	195,369
Advanced receipts for share subscription	*11*	-	-	3,156	-	-	3,156
Balance at 30 September 2007		**2,957,257**	**21,184,726**	**3,156**	**500,000**	**35,963,355**	**60,608,494**
Balance at 1 January 2008		**2,958,123**	**21,250,964**	**15,377**	**500,000**	**43,227,644**	**67,952,108**
Changes in equity for 2008							
Profit for the period		-	-	-	-	12,837,822	12,837,822
Dividends	*15*	-	-	-	-	(18,652,888)	(18,652,888)
Issued of share capital	*10,11*	3,617	294,372	(15,377)	-	-	282,612
Balance at 30 September 2008		**2,961,740**	**21,545,336**	**-**	**500,000**	**37,412,578**	**62,419,654**

The accompanying notes are an integral part of these financial statements.

Advanced Info Service Public Company Limited and its Subsidiaries

Statements of cash flows

For the nine-month periods ended 30 September 2008 and 2007 (Unaudited)

	Note	Consolidated financial statements		Separate financial statements	
		2008	2007	2008	2007
		(in thousand Baht)			
Cash flows from operating activities					
Profit for the period of equity holders of the Company		15,988,854	11,159,021	12,837,822	9,842,289
Adjustments for					
Depreciation		2,269,491	2,216,378	2,144,777	2,184,830
Amortisation		11,847,924	11,705,099	10,511,499	9,489,537
Allowance for obsolete inventories		66,325	1,314	43,442	17,453
Loss on write-off goodwill		15,140	-	-	-
Interest income		(287,410)	(314,313)	(91,225)	(124,615)
Interest expense		1,185,712	1,293,223	1,374,660	1,521,264
Loss on write-off of deferred charge		-	146	-	146
Doubtful accounts and bad debts expense		336,961	1,147,950	359,281	1,146,930
(Gain) loss on disposals of property, plant and equipment		64,725	(12,714)	53,521	(9,144)
Unrealised foreign exchange loss		164,260	16,715	163,883	16,716
Realised unearned income		-	(8,336)	-	-
Net gain (loss) attributable to minority interest		40,390	(26,833)	-	-
Increase (decrease) in deferred tax income		14,837	(110,142)	(18,780)	(145,031)
Income tax expense		6,683,531	5,342,142	5,268,382	4,386,831
		38,390,740	32,409,650	32,647,262	28,327,206
Changes in operating assets and liabilities					
Restricted bank deposits		104,465	592,098	-	-
Trade accounts receivable		2,401,762	(1,281,166)	2,100,456	(2,205,717)
Amounts due from related parties		(531)	2,901	6,214	(5,427)
Value added tax receivable		(70,747)	(9,790)	(70,747)	(9,790)
Inventories		(1,044,176)	755,859	(13,075)	(45,646)
Other current assets		287,810	231,056	54,416	171,599
Other non-current assets		(289,264)	(117,170)	(274,407)	(107,552)
Trade accounts payable		618,371	(171,974)	83,434	(182,192)
Amounts due to related parties		(49,678)	(192,502)	92,851	(144,629)
Forward and swap contracts receivable		7,938	-	10,758	-
Accrued concession fee and excise tax		3,848,759	3,513,074	3,345,058	2,876,464
Concession right payable		(4,738,868)	-	-	-
Unearned income - mobile phone services		(78,782)	(467,879)	(453,565)	(507,492)
Advance receipts from customers		(283,769)	(325,705)	-	-
Other current liabilities		443,358	124,065	585,734	255,136
Other non-current liabilities		(3,230)	7,355	-	-
Income tax paid		(8,293,424)	(7,221,573)	(7,061,859)	(5,976,148)
Net cash provided by operating activities		**31,250,734**	**27,848,299**	**31,052,530**	**22,445,812**

The accompanying notes are an integral part of these financial statements.

Advanced Info Service Public Company Limited and its Subsidiaries

Statements of cash flows

For the nine-month periods ended 30 September 2008 and 2007 (Unaudited)

	Note	Consolidated financial statements		Separate financial statements	
		2008	2007	2008	2007
			(in thousand Baht)		
Cash flows from investing activities					
Interest received		249,943	347,880	76,456	142,088
Cash invested in general investments		-	(51,847)	-	(51,847)
Net changes in short-term investments		(1,029)	(4,309)	-	-
Additional investment in subsidiaries	*5*	(126,000)	-	(425,000)	(50,000)
Proceeds from disposals of property and equipment		130,439	21,706	142,276	15,646
Purchase of property, plant, equipment and computer software		(1,864,991)	(2,874,959)	(1,332,174)	(2,726,693)
Purchase of assets under concession agreements		(6,994,025)	(10,497,933)	(6,960,301)	(10,457,551)
Loans to related parties - net		-	-	(161,500)	(20,100)
Net cash used in investing activities		**(8,605,663)**	**(13,059,462)**	**(8,660,243)**	**(13,148,457)**
Cash flows from financing activities					
Interest paid		(1,230,493)	(1,383,718)	(1,437,449)	(1,555,547)
Proceeds from short-term loans from financial institutions		-	6,867,734	-	6,867,734
Repayments of short-term loans from financial institutions		(3,500,000)	(1,000,000)	(3,500,000)	(1,000,000)
Proceeds from short-term loans from subsidiaries		-	-	8,400,000	9,500,000
Repayments of short-term loans from subsidiaries		-	-	(10,900,000)	-
Proceeds from long-term borrowings		7,057,719	-	7,057,719	-
Repayments of long-term borrowings		(1,523,941)	(5,515,189)	(1,515,627)	(5,513,195)
Proceeds from additional share capital		3,398	3,377	3,398	3,377
Proceeds from share premium		279,214	191,992	279,214	191,992
Advanced receipts for share subscription		-	3,156	-	3,156
Payments of dividend	*15*	(18,652,888)	(18,621,967)	(18,652,888)	(18,621,967)
Net cash used in financing activities		**(17,566,991)**	**(19,454,615)**	**(20,265,633)**	**(10,124,450)**
Net increase (decrease) in cash and cash equivalents		**5,078,080**	**(4,665,778)**	**2,126,654**	**(827,095)**
Cash and cash equivalents at beginning of period		6,822,084	11,097,790	3,713,235	3,725,034
Effect of exchange rate changes on balances held in foreign currencies		(81,256)	(14,030)	(81,256)	(14,030)
Cash and cash equivalents at end of period		**11,818,908**	**6,417,982**	**5,758,633**	**2,883,909**

Supplemental disclosures of cash flow information

Cash and cash equivalents

Cash and cash equivalents included in the statements of cash flows for the nine-month periods ended 30 September 2008 and 2007 comprise:

	Consolidated 2008	Consolidated 2007	Separate 2008	Separate 2007
Cash and deposits at financial institutions	9,644,872	5,670,874	4,214,517	1,375,609
Short-term investments with maturities of three months or less	3,564,152	1,799,437	1,544,116	1,508,300
	13,209,024	**7,470,311**	**5,758,633**	**2,883,909**
Less restricted bank deposits	(1,390,116)	(1,052,329)	-	-
Total cash and cash equivalents	**11,818,908**	**6,417,982**	**5,758,633**	**2,883,909**

Non cash transactions

	Consolidated 2008	Consolidated 2007	Separate 2008	Separate 2007
Outstanding debts arising from investment in property, plant and equipment and assets under concession agreements	1,772,612	1,993,877	1,514,204	1,909,183

Note	**Contents**
1	General information
2	Basis of preparation of the financial statements
3	Related party transactions and balances
4	Trade accounts receivable
5	Investments in subsidiaries
6	Capital expenditure
7	Trade accounts payable
8	Interest-bearing liabilities
9	Concession right payable
10	Share capital
11	Warrants
12	Reserves
13	Segment information
14	Earnings per share
15	Dividends
16	Financial instruments
17	Change in accounting policy
18	Commitments with non-related parties
19	Contingent liabilities
20	Interconnection agreements
21	Significant events
22	Reclassification of accounts

These notes form an integral part of the financial statements.

The interim financial statements were authorized for issue by the board of directors on 11 November 2008.

1 General information

Advanced Info Service Public Company Limited "the Company", is incorporated in Thailand and has its registered office at 414 Shinawatra Tower 1, Phaholyothin Road, Phayathai, Bangkok 10400.

The Company was listed on the Stock Exchange in Thailand in November 1991.

Shin Corporation Public Company Limited is a major shareholder, holding 42.67% *(2007: 42.72%)* of the share capital of the Company. SingTel Strategic Investments Pte Ltd. is a shareholder holding 19.18% *(2007: 19.20%)* of the share capital of the Company.

The principal activities of the Group are summarised as follows:

1) The operation of a 900-MHz CELLULAR TELEPHONE SYSTEM under a concession granted from TOT Public Company Limited ("TOT"), under an agreement dated 27 March 1990, trading mobile phones and related accessories, rendering repair services for mobile phones and providing mobile phones for rent. The concession agreement of the 900-MHz CELLULAR TELEPHONE SYSTEM is ended on 30 September 2015

2) The operation of a DATAKIT VIRTUAL CIRCUIT SWITCH under a concession granted from TOT under the agreement dated 19 September 1989, rendering services for data network communications

3) The operation of a 1800-MHz CELLULAR TELEPHONE SYSTEM under concessions granted by CAT Telecom Public Company Limited ("CAT") to Total Access Communication Public Company Limited ("TAC") under agreements dated 14 November 1990, 23 July 1993, 20 June 1996 and 22 November 1996 ("WorldPhone Concession"). The concession agreement of the 1800-MHz CELLULAR TELEPHONE SYSTEM is ended on 15 September 2013

4) The operation of PROVIDING CALL CENTER SERVICE

5) The operation of PROVIDING BROADBAND SERVICE under a license from the National Telecommunications Commission ("NTC")

6) The operation of DISTRIBUTING OF ELECTRONIC CASH CARD

7) The operation of PROVIDING PAYMENT SERVICES VIA MOBILE PHONE

8) The operation of PROVIDING INTERNATIONAL TELEPHONE SERVICE under a license from the National Telecommunications Commission ("NTC"), dated 26 July 2006. The license agreement of INTERNATIONAL TELEPHONE SERVICE is ended 26 July 2026

9) The operation of DISTRIBUTING OF CELLULAR PHONES

10) The operation of PROVIDING INTERNET (ISP) SERVICE, INTERNET GATEWAY and BROADBAND, VOICE OVER IP and IP TELEVISION under a license from the National Telecommunications Commission ("NTC")

Under the agreements made with TOT in relation to the operation of DATAKIT VIRTUAL CIRCUIT SWITCH, the Company and its subsidiary, Advanced Datanetwork Communications Co., Ltd., have to pay annual fees to TOT based on certain percentages of certain service income or at minimum fees as specified in those agreements, whichever is higher.

Under a joint venture agreement between a subsidiary, Advanced Datanetwork Communications Co., Ltd., and TOT dated 25 September 1997, TOT has extended the period of the service agreement to 25 years and waived the annual fee under the agreements effective from 25 September 1997. In exchange for the waiver of the annual fee, the subsidiary issued an additional 10.75 million ordinary shares at a par value of Baht 10 each to TOT on 17 March 1998.

The concessions are Build Transfer Operate concessions, under which the Company and its subsidiaries, according to the concessions, have to transfer their ownership of certain equipment and other assets procured by the Company and the subsidiaries for the operations of a 900 MHz CELLULAR TELEPHONE SYSTEM, and DATAKIT VIRTUAL CIRCUIT SWITCH to TOT upon completion of equipment installation.

Under the concession agreements with CAT dated 19 November 1996, which expires on 15 September 2013, the Company's subsidiary, Digital Phone Company Limited ("DPC"), has to pay minimum fees to CAT based on certain percentages of service income or at the minimum fees specified in the agreements, whichever is higher. In addition, the subsidiary has to procure equipment and computer systems for its operations and has to transfer the ownership of such equipment and computer systems (being capitalised software development costs and hardware costs) to CAT within the periods specified in the concession agreements.

Details of the Company's subsidiaries as at 30 September 2008 and 31 December 2007 were as follows:

			Ownership interest	
Name of the entities	**Type of business**	**Country of incorporation**	**30 September 2008**	**31 December 2007**
Mobile from Advance Co., Ltd.	Currently ceased operation	Thailand	99.99%	99.99%
Advanced Datanetwork Communications Co., Ltd. * (* Indirect subsidiary)	Service provider of voice/ data communications via telephone line and broadband	Thailand	50.26%	51.00%
Datanetwork Solution Co., Ltd.	Service provider of voice/ data communications via telephone line	Thailand	49.00%	49.00%
Advanced Contact Center Co., Ltd.	Service provider of call center	Thailand	99.99%	99.99%
Digital Phone Co., Ltd.	Importer and distributor of cellular phones and related accessories, cellular phone rental and service provider of digital mobile phone system in 1800 MHZ	Thailand	98.55%	98.55%

Name of the entities	Type of business	Country of incorporation	Ownership interest 30 September 2008	Ownership interest 31 December 2007
Data Line Thai Co., Ltd.	Liquidated	Thailand	-	65.00%
Advanced Magic Card Co., Ltd.	Distributor of cash card business	Thailand	99.99%	99.99%
Advanced Mpay Co., Ltd.	Service provider of payment business via mobile phone	Thailand	99.99%	69.99%
AIN GlobalComm Co., Ltd.	Service provider of international call	Thailand	99.99%	99.99%
Advanced Wireless Network Co., Ltd.	Dormant	Thailand	99.93%	99.93%
Super Broadband Network Co., Ltd.	Service provider of internet (ISP), internet gateway and broadband, voice over IP, and IP television	Thailand	99.99%	99.93%
Wireless Device Supply Co., Ltd.	Importer and distributor of cellular phones and related accessories and cellular phone rental	Thailand	99.99%	99.99%

2 Basis of preparation of the financial statements

The interim financial statements issued for Thai reporting purposes are prepared in the Thai language. This English translation of the financial statements has been prepared for the convenience of readers not conversant with the Thai language.

The interim financial statements are prepared on a condensed basis in accordance with Thai Accounting Standard No. 41 (Revised 2007) *Interim Financial Reporting* including related interpretations and guidelines promulgated by the Federation of Accounting Professions, applicable rules and regulations of the Securities and Exchange Commission and with generally accepted accounting principles in Thailand.

The interim financial statements are prepared to provide an update on the financial statements for the year ended 31 December 2007. They focus on new activities, events and circumstances to avoid repetition of information previously reported. Accordingly, these interim financial statements should be read in conjunction with the financial statements for the year ended 31 December 2007.

The interim financial statements are presented in Thai Baht, rounded to the nearest million unless otherwise stated.

In 2008, the Group adopted the following new Thai Accounting Standards (TAS) which are relevant to its operation:

TAS 25 (revised 2007)	*Cash Flows Statements*
TAS 29 (revised 2007)	*Leases*
TAS 31 (revised 2007)	*Inventories*
TAS 33 (revised 2007)	*Borrowing Costs*
TAS 35 (revised 2007)	*Presentation of Financial Statements*
TAS 39 (revised 2007)	*Accounting Policies, Changes in Accounting Estimates and Errors*
TAS 41 (revised 2007)	*Interim Financial Reporting*
TAS 43 (revised 2007)	*Business Combinations*
TAS 51	*Intangible Assets*

The adoption of these new and revised TAS does not have any material impact on the consolidated or separate financial statements except as disclosed in note 17 to the financial statements.

The following standards are revised and are mandatory for accounting periods beginning on or after 1 January 2008 and are not relevant to the Group.

TAS 49 (revised 2007) *Construction Contracts*

Accounting policies and methods of computation applied in the interim financial statements are consistent with those applied in the financial statements for the year ended 31 December 2007, except for the change in accounting policy in respect of goodwill amortisation as discussed in note 17 to the financial statements.

3 Related party transactions and balances

Enterprises and individuals that directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, the Group, including holding companies, subsidiaries and fellow subsidiaries are related parties of the Group. Associates and individuals owning, directly or indirectly, an interest in the voting power of the Group that gives them significant influence over the enterprise, key management personnel including directors and officers of the Group and close members of the family of these individuals and companies associated with these individuals also constitute related parties.

In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form.

During the period, the Group has entered into a number of transactions with related parties, the terms of which are negotiated in the ordinary course of business and according to normal trade conditions. Consulting and management service fees are charged on a mutually agreed basis as a percentage of assets. Treasury fees, which are included in consulting and management service fees, are charged on a percentage of transaction amounts.

Significant transactions for the three-month and nine-month periods ended 30 September 2008 and 2007 with related parties were as follows:

	Consolidated financial statements		Separate financial statements	
Three-month period ended 30 September	2008	2007	2008	2007
		(in million Baht)		
Service income				
Subsidiaries	-	-	331	166
Shin Corporation and its related parties	36	46	4	5
Related party of SingTel Strategic Investments Pte Ltd.	144	191	141	191
	180	**237**	**476**	**362**
Sales of prepaid cards				
Subsidiaries	-	-	6,417	7,767
Interest income				
Subsidiaries	-	-	2	-
Other related party	3	-	-	-
	3	**-**	**2**	**-**
Other income				
Subsidiaries	-	-	23	53
Shin Corporation and its related parties	1	1	1	-
Other related party	1	-	-	-
	2	**1**	**24**	**53**
Rental and other service expenses				
Subsidiaries	-	-	1,256	1,386
Related parties of Shin Corporation	82	77	73	68
SingTel Strategic Investments Pte Ltd. and its related parties	118	93	109	93
Other related party	4	-	4	-
	204	**170**	**1,442**	**1,547**
Advertising expense – net*				
Related parties of Shin Corporation	91	114	82	101
Advertising expense – gross **				
Related parties of Shin Corporation	218	226	199	203

* Net balance represents fees charged on advertising production and the gross margin of media works by advertising agency.

** Balance represents total advertising expense charged to the Group and the Company. The Group records such expense on a gross billed basis.

	Consolidated financial statements		Separate financial statements	
Three-month period ended 30 September	2008	2007	2008	2007
		(in million Baht)		
Sale promotion expense				
Subsidiaries	-	-	48	6
Related parties of Shin Corporation	63	115	62	110
	63	**115**	**110**	**116**
Commission expense				
Subsidiary	-	-	320	327
Interest expense				
Subsidiaries	-	-	51	95
Directors' remuneration	4	2	3	2
Dividend paid				
Shin Corporation	3,791	3,791	3,791	3,791
SingTel Strategic Investments Pte. Ltd.	1,705	1,705	1,705	1,705
	5,496	**5,496**	**5,496**	**5,496**

	Consolidated financial statements		Separate financial statements	
Nine-month period ended 30 September	2008	2007	2008	2007
		(in million Baht)		
Service income				
Subsidiaries	-	-	1,016	425
Shin Corporation and its related parties	126	137	14	18
Related party of SingTel Strategic Investments Pte Ltd.	513	561	503	561
	639	**698**	**1,533**	**1,004**
Sales of prepaid cards				
Subsidiaries	-	-	22,536	24,796
Interest income				
Subsidiaries	-	-	4	-
Other related party	4	-	-	-
	4	**-**	**4**	**-**
Other income				
Subsidiaries	-	-	81	174
Shin Corporation and its related parties	3	3	1	-
Other related party	2	-	-	-
	5	**3**	**82**	**174**
Rental and other service expenses				
Subsidiaries	-	-	3,708	4,289
Shin Corporation and its related parties	243	252	219	218
SingTel Strategic Investments Pte Ltd. and its related parties	315	287	283	287
Other related party	24	-	21	-
	582	**539**	**4,231**	**4,794**
Advertising expense - net*				
Related parties of Shin Corporation	258	349	240	325
Advertising expense – gross **				
Related parties of Shin Corporation	691	811	627	776

* Net balance represents fees charged on advertising production and the gross margin of media works by advertising agency.

** Balance represents total advertising expense charged to the Group and the Company. The Group records such expense on a gross billed basis.

	Consolidated financial statements		**Separate financial statements**	
Nine-month period ended 30 September	2008	2007	2008	2007
		(in million Baht)		
Sale promotion expense				
Subsidiaries	-	-	114	229
Related parties of Shin Corporation	165	253	161	247
	165	**253**	**275**	**476**
Commission expense				
Subsidiary	-	-	1,023	997
Interest expense				
Subsidiaries	-	-	190	229
Other Related party	2	-	2	-
	2	**-**	**192**	**229**
Directors' remuneration	10	6	9	6
Dividends paid				
Shin Corporation	7,961	7,961	7,961	7,961
SingTel Strategic Investments Pte. Ltd.	3,579	3,579	3,579	3,579
	11,540	**11,540**	**11,540**	**11,540**

Balances as at 30 September 2008 and 31 December 2007 with related parties were as follows:

	Consolidated financial statements		**Separate financial statements**	
	30 September 2008	31 December 2007	30 September 2008	31 December 2007
		(in million Baht)		
Trade accounts receivable				
Subsidiaries	-	-	4,711	4,571
Shin Corporation and it related parties	20	20	5	3
Related party of SingTel				
Strategic Investments Pte. Ltd.	146	231	145	231
	166	**251**	**4,861**	**4,805**
Amounts due from related parties				
Subsidiaries	-	-	20	26
Shin Corporation and its related parties	1	1	-	-
	1	**1**	**20**	**26**
Short-term loans to related parties				
Subsidiaries	-	-	221	59
Amounts due from and loan to related parties	**1**	**1**	**241**	**85**

As at 30 September 2008, short-term loans to subsidiaries represent promissory notes, bearing interest at the rate of 5.32% per annum *(31 December 2007: 6.15% per annum)* with no faced repayment terms.

Movements during the nine-month periods ended 30 September 2008 and 2007 of loans to related parties were as follows:

	Consolidated financial statements		**Separate financial statements**	
	2008	2007	2008	2007
		(in million Baht)		
Short-term loans				
Subsidiaries				
At 1 January	-	-	59	41
Increase	-	-	225	235
Decrease	-	-	(63)	(215)
At 30 September	-	-	**221**	**61**

	Consolidated financial statements		Separate financial statements	
	30 September 2008	31 December 2007	30 September 2008	31 December 2007
	(in million Baht)			
Trade accounts payable				
Subsidiaries	-	-	378	466
Related parties of Shin Corporation	17	12	17	15
Related party of SingTel				
Strategic Investments Pte. Ltd.	69	72	62	72
	86	**84**	**457**	**553**
Amounts due to related parties				
Subsidiaries	-	-	471	367
Related parties of Shin Corporation	244	303	223	261
Related party of SingTel				
Strategic Investments Pte. Ltd.	68	58	67	58
	312	**361**	**761**	**686**
Short-term loans from related parties				
Subsidiaries	-	-	10,200	12,700
Amounts due to and loan from related parties	**312**	**361**	**10,961**	**13,386**

As at 30 September 2008, short-term loan from a subsidiary represents a promissory note, bearing effective interest at the rate of 3.37% per annum *(31 December 2007: 3.08% per annum)* with no faced repayment terms.

Movements during the nine-month periods ended 30 September 2008 and 2007 of loans from related parties were as follows:

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in million Baht)			
Short-term loans				
Subsidiaries				
At 1 January	-	-	12,700	4,200
Increase	-	-	8,400	9,500
Decrease	-	-	(10,900)	-
At 30 September	-	-	**10,200**	**13,700**

	Consolidated financial statements		**Separate financial statements**	
	30 September 2008	31 December 2007	30 September 2008	31 December 2007
	(in million Baht)			
Long-term debentures				
Director of the Company and its related parties	1	1	1	1

Significant agreements with related parties

As at 30 September 2008, the Group has entered into agreements with a related party under which the related party provides computer system services and repair and maintenance services for software and hardware for a twelve-month-period with an option to renew. The Group committed for such services under these agreements are as follows:

	Consolidated financial statements	**Separate financial statements**
	(in million Baht)	
Payment terms - within 1 year	12	7

Shin Corporation's warrants

Shin Corporation Public Company Limited ("SHIN"), a major shareholder, has granted its warrants at no cost to the Company's directors.

Certain directors of the Company are also directors of SHIN. Warrants granted to these directors (directors of both the Company and SHIN) are as follows:

Grant date	**Warrants** *(million units)*	**Exercise price per unit**	**Exercise ratio**	**Adjustment to exercise price per unit and ratio (effective from 26 August 2008 onward)** *(Price)*	*(Ratio)*
31 May 2004 (Grant III)	8.82	36.41	1 : 1	31.21	1:1.16663
31 May 2005 (Grant IV)	8.33	41.76	1 : 1	36.27	1:1.15134
31 July 2006 (Grant V)	6.99	37.68	1 : 1	33.76	1:1.11608

Movements in the number of SHIN's warrants are as follows:

	(million units)
At 1 January 2008	26.00
Exercised	(0.58)
Cancelled	(22.97)
At 30 September 2008	**2.45**

During the nine-month period ended 30 September 2008, the company's directors exercised 0.58 million units of warrants to acquire 0.65 million ordinary shares of SHIN.

4 Trade accounts receivable

		Consolidated financial statements		Separate financial statements	
	Note	30 September 2008	31 December 2007	30 September 2008	31 December 2007
			(in million Baht)		
Related parties	*3*	166	251	4,861	4,805
Other parties		3,450	3,604	2,207	2,216
Accrued income		2,044	4,643	1,965	4,569
		5,660	8,498	9,033	11,590
Less allowance for doubtful account		(354)	(444)	(326)	(413)
Total		**5,306**	**8,054**	**8,707**	**11,177**

Aging analyses for trade accounts receivable are as follows:

	Consolidated financial statements		Separate financial statements	
	30 September 2008	31 December 2007	30 September 2008	31 December 2007
		(in million Baht)		
Related parties				
Current - 3 months	166	251	4,527	4,452
Overdue 3 - 6 months	-	-	47	45
Overdue 6 - 12 months	-	-	95	93
Overdue over 12 months	-	-	192	215
	166	**251**	**4,861**	**4,805**
Less allowance for doubtful accounts	-	-	-	-
Net	**166**	**251**	**4,861**	**4,805**
Other parties				
Current - 3 months	5,375	7,997	4,078	6,571
Overdue 3 - 6 months	88	177	74	158
Overdue 6 - 12 months	3	45	8	45
Overdue over 12 months	28	28	12	11
	5,494	**8,247**	**4,172**	**6,785**
Less allowance for doubtful accounts	(354)	(444)	(326)	(413)
Net	**5,140**	**7,803**	**3,846**	**6,372**
Total	**5,306**	**8,054**	**8,707**	**11,177**

5 Investments in subsidiaries

Movement on investments during the nine-month periods ended 30 September 2008 and 2007 are as follows:

	Separate financial statements	
	2008	2007
	(in million Baht)	
At 1 January	19,457	19,856
Acquisitions	425	50
Disposal	(598)	-
Liquidation	(2)	-
Reversal of allowance for impairment	600	-
At 30 September	**19,882**	**19,906**
At 31 December		**19,457**

On 6 March 2007, AIS International Network Company Limited, a subsidiary registered the name change to "AIN GlobalComm Company Limited" with Ministry of Commerce.

On 22 June 2007, the Company invested in Wireless Device Supply Company Limited ("WDS") of 499,993 ordinary shares with a par value of Baht 100 per share, totalling Baht 50 million. Total shares invested represent 99.99% ownership.

On 23 January 2008, the Company purchased 9,000,000 ordinary shares in Advanced Mpay Co., Ltd., its subsidiary from NTT Docomo, Inc., at Baht 14 per share, totalling Baht 126 million. The subsidiary registered the change in its shareholder with the Ministry of Commerce on 24 January 2008. As a result, the Company's ownership changed from 69.99% to 99.99% upon the completion of the transaction.

	(in million Baht)
Selling price	126
Derived net realizable value	(92)
Positive goodwill	**34**

Net realizable value derived from acquisition of Advanced Mpay Co., Ltd. ("AMP") is not adjusted to fair value as the management is of the opinion that AMP's net book value represents fair value at acquisition date on 23 January 2008.

Fair value of assets and liabilities from AMP is summarized as follows:

	(in million Baht)
Cash on hand and at banks	72
Short-term investment	123
Other current assets	12
Equipment, net	98
Intangible assets	54
Trade accounts payable	(7)
Amount due to related parties	(8)
Advanced receipt from customer	(30)
Accrued and other current liabilities	(9)
Net realizable value	**305**
Additional holding (%)	30
Net realisable value	**92**

On 21 April 2008, Super Broadband Network Company Limited ("SBN"), a subsidiary, registered the increase in the share capital from Baht 1 million (10,000 ordinary shares, Baht 100 par value) to Baht 300 million (3,000,000 ordinary shares, Baht 100 par value) with the Ministry of Commerce. The purpose of the capital increase is to fund the investment in transmission network. The Company paid for the increase shares totalling Baht 299 million and owns 99.99% of the issued share capital.

On 13 May 2008, Data Line Thai Company Limited ("DLT"), a subsidiary in which the Company owns 65.00% of its share capital registered its dissolution with the Business Development Department, the Ministry of Commerce, on 29 November 2007. DLT has completed the process of liquidation and is dissolved as a juristic entity.

On 30 May 2008, the Company sold its 51% equity share interest of Advanced Data Network Communications Co., Ltd. ("ADC"), to Digital Phone Co., Ltd. ("DPC"), a fellow subsidiary. The selling price is based on the ADC's book value as of 29 February 2008, totalling amount of Baht 199 million. Additionally, the Group has recorded loss on write-off of goodwill in ADC amount of Baht 15 million in the consolidated financial statement.

Investments in subsidiaries and indirect subsidiary as at 30 September 2008 and 31 December 2007 and dividend income from these investments for the nine-month periods ended 30 September 2008 and 2007 were as follows:

Separate financial statements

	Ownership interest		Paid-up capital		Cost method		Impairment		At cost - net		Dividend income for nine-month ended	
	30 September 2008	31 December 2007	30 September 2008	31 December 2007	30 September 2008	31 December 2007	30 September 2008	31 December 2007	30 September 2008	31 December 2007	30 September 2008	30 September 2007
	(%)		*(in million Baht)*									
Subsidiaries												
Mobile from Advance Co., Ltd.	99.99	99.99	240	240	600	600	(335)	(335)	265	265	-	-
Advanced Datanetwork												
Communications Co., Ltd.	-	51.00	-	958	-	598	-	(598)	-	-	-	-
Datanetwork Solution Co., Ltd.	49.00	49.00	1	1	8	8	-	-	8	8	-	-
Advanced Contact Center Co., Ltd.	99.99	99.99	272	272	811	811	-	-	811	811	-	-
Digital Phone Co., Ltd.	98.55	98.55	14,622	14,622	23,300	23,300	(5,539)	(5,539)	17,761	17,761	-	-
Data Line Thai Co., Ltd.	-	65.00	-	15	-	2	-	(2)	-	-	-	-
Advanced Magic Card Co., Ltd.	99.99	99.99	250	250	250	250	-	-	250	250	-	-
Advanced Mpay Co., Ltd.	99.99	69.99	300	300	336	210	-	-	336	210	-	-
AIN GlobalComm Co., Ltd.	99.99	99.99	100	100	100	100	-	-	100	100	-	-
Advance Wireless Network Co., Ltd.	99.93	99.93	1	1	1	1	-	-	1	1	-	-
Super Broadband Network Co., Ltd.	99.99	99.93	300	1	300	1	-	-	300	1	-	-
Wireless Device Supply Co., Ltd.	99.99	99.99	50	50	50	50	-	-	50	50	-	-
Total			16,136	16,810	25,756	25,931	(5,874)	(6,474)	19,882	19,457	-	-

6 Capital expenditure

Acquisitions, disposals and transfers of property, plant and equipment during the nine-month periods ended 30 September 2008 and 2007 were as follows:

	Consolidated financial statements					
	2008			2007		
	Acquisitions - at cost	Disposals - net book value	Transfers - at cost	Acquisitions - at cost	Disposals - net book value	Transfers - at cost
	(in million Baht)					
PPE	1,765	(195)	227	2,621	(9)	(153)
Asset under concession agreement	6,884	(1)	(241)	9,109	-	-
Computer software	143	-	14	237	-	153
Goodwill and other assets	376	(67)	-	123	(1)	-
Total	**9,168**	**(263)**	**-**	**12,090**	**(10)**	**-**

	Separate financial statements					
	2008			2007		
	Acquisitions - at cost	Disposals - net book value	Transfers - at cost	Acquisitions - at cost	Disposals - net book value	Transfers - at cost
	(in million Baht)					
PPE	1,257	(196)	225	2,519	(7)	(92)
Asset under concession agreement	6,881	(1)	(238)	9,079	-	-
Computer software	125	-	13	208	-	92
Other assets	274	-	-	108	-	-
Total	**8,537**	**(197)**	**-**	**11,914**	**(7)**	**-**

7 Trade accounts payable

		Consolidated financial statements		Separate financial statements	
	Note	30 September 2008	31 December 2007	30 September 2008	31 December 2007
		(in million Baht)			
Related parties	*3*	86	84	457	553
Other parties		4,653	4,134	3,493	3,362
Total		**4,739**	**4,218**	**3,950**	**3,915**

8 Interest-bearing liabilities

	Consolidated financial statements		Separate financial statements	
	30 September 2008	31 December 2007	30 September 2008	31 December 2007
	(in million Baht)			
Current				
Short-term loan from a financial institution	-	3,492	-	3,492
Current portion of long-term borrowings, net	267	28	267	28
Current portion of long-term debentures, net	6,620	1,494	6,620	1,494
Current portion of finance lease liabilities	20	23	14	13
	6,907	5,037	6,901	5,027
Non-current				
Long-term borrowings, net	14,104	10,270	14,104	10,270
Long-term debentures, net	11,988	14,618	11,988	14,618
Finance lease liabilities	43	41	35	33
	26,135	24,929	26,127	24,921
Total	**33,042**	**29,966**	**33,028**	**29,948**

Long-term borrowings

On 30 July 2008, the Company had drawn down under a export credit agency loan of USD 91.90 million bearing interest at USD LIBOR plus a margin as agreed by the Company and banks.

Long-term debentures

Under the terms and conditions of the debentures, the Company has to comply with certain restrictions and maintain certain financial ratios.

On 30 April 2008, the Company issued 4.0 million units of Baht 1,000 each of unsubordinated and unsecured debentures, amounting to Baht 4,000 million. Such debentures bear interest at fixed rate of 4.00% p.a. for the first two years and 4.90% p.a. for the last three years, payable on a quarterly basis commencing from the issuing date. These debentures will be entirely redeemed on 30 April 2013.

The carrying amounts and fair values of long-term debentures (gross of issue costs) as at 30 September 2008 are as follows:

	Consolidated financial statements		Separate financial statements	
	Carrying amount	Fair values	Carrying amount	Fair values
	(in million Baht)			
Long-term debentures	**18,627**	**18,974**	**18,627**	**18,974**

Fair values for traded debentures have been determined based on quoted selling prices from The Thai Bond Market Association at the close of the business on the balance sheet date.

Movement during the nine-month periods ended 30 September 2008 and 2007 of borrowing were as follows:

	Consolidated financial statements		**Separate financial statements**	
	2008	2007	2008	2007
	(in million Baht)			
At 1 January	29,966	33,011	29,948	33,000
Additions	7,105	6,890	7,100	6,880
Repayments	(5,024)	(6,515)	(5,015)	(6,513)
Unrealised loss (gain) on foreign exchange	982	(179)	982	(179)
Amortisation of bond issuing cost	8	7	8	7
Amortisation of discounted bill of exchange	5	69	5	69
At 30 September	**33,042**	**33,283**	**33,028**	**33,264**

9 Concession right payable

Pursuant to Total Access Communication Public Company Limited ("DTAC") submitted the disputes to the Arbitration Institute, Dispute Reconciliation Office, Justice Court Office demanding Digital Phone Company Limited ("DPC"), a subsidiary, to pay principal and interest according to the Agreement to Unwind the Service Provider Agreement ("Unwind Agreement") for the assignment of the rights to operate the Digital PCN (PERSONAL COMMUNICATION NETWORK) 1800, the facilities and equipment, the roaming fee plus interest charge at 9.50% per annum on the overdue payment since the dispute submission date until the full payment is made as details below;

1) Case No. Black-36/2546 for USD 18 million being the fifth instalment.
2) Case No. Black-62/2546 for USD 19 million being the sixth instalment; and
3) Case No. Black-55/2549 for USD 87 million being the seventh and eighth instalment.

On 25 March 2008, the Arbitral had a ruling of Arbitral disputes No. Black-62/2546 and 55/2549 that DPC should pay DTAC for the total amount of USD 85 million, compared to the total claimed amount of USD 106 million. Moreover, the Arbitral ruling ordered an interest rate of 9.50% per annum from the due date until the date of full payment.

On 30 May 2008, DPC and DTAC reached agreement to settle and surrender all above cases and claims and terminate the Unwind Agreement as well as waive all their respect rights and release each other from any current and future obligations under the Unwind Agreement including any obligation under the Awards of the cases No. 62/2546 and 55/2549 and DTAC has withdrew the Case No. Black-36/2546 on June 3, 2008 whereby DPC has agreed to pay the concession right payable under the Unwind Agreement previously recorded at baht 4,739 million to DTAC for the amount of Baht 3,000 million. Amount of Baht 1,739 million was recognized as other income in the separate financial statements of DPC and consolidated financial statements of the Company.

10 Share capital

	Authorised share capital	Issued and paid-up share capital	Ordinary shares	Share premium	Total
	(in million shares)			*(in million Baht)*	
For the nine-month period ended 30 September 2007					
At 1 January	4,997	2,954	2,954	20,978	23,932
Issue of shares	-	4	4	206	210
At 30 September	**4,997**	**2,958**	**2,958**	**21,184**	**24,142**
For the nine-month period ended 30 September 2008					
At 1 January	4,997	2,958	2,958	21,251	24,209
Issue of shares	-	4	4	294	298
At 30 September	**4,997**	**2,962**	**2,962**	**21,545**	**24,507**

During the nine-month period ended 30 September 2008, the Company registered the increase in share capital with the Ministry of Commerce for 3.62 million ordinary shares from the exercise of 3.26 million warrants, 0.19 million warrants of which were exercised during the quarter ended 31 December 2007. The capital increase results in an increase in paid-up share capital and share premium of Baht 4 million and Baht 294 million, respectively.

As at 30 September 2008, the total issued number of ordinary shares is 2,962 million shares *(31 December 2007: 2,958 million shares)* with a par value of Baht 1 per share *(31 December 2007: Baht 1 per share)*. All issued shares are fully paid.

11 Warrants

Warrants granted to directors and employees

The Company granted warrants at no cost to directors and employees. The warrants are in registered form and non-transferable. Term of warrant is not exceeding 5 years. Details of warrants are as follows:

Grant date	**30 May 2003 (Grant II)**	**31 May 2004 (Grant III)**	**31 May 2005 (Grant IV)**	**31 May 2006 (Grant V)**
Warrants (Million units)	8.47	9.00	9.69	10.14
Exercise price per unit	43.38	91.79	106.66	91.46
Exercise ratio	1 : 1	1 : 1	1 : 1	1 : 1
Eighth adjustment to exercise price per unit and ratio (effective from 30 March 2007 onwards)				
- Price	39.13	83.84	98.67	87.33
- Ratio	1 : 1.10857	1 : 1.09477	1 : 1.08103	1 : 1.04738
Ninth adjustment to exercise price per unit and ratio (effective from 24 August 2007 onwards)				
- Price	38.32	82.11	96.63	85.52
- Ratio	1 : 1.13197	1 : 1.11788	1 : 1.10385	1 : 1.06949
Tenth adjustment to exercise price per unit and ratio (effective from 16 April 2008 onwards)				
- Price	37.61	80.57	94.82	83.92
- Ratio	1 : 1.15356	1 : 1.13920	1 : 1.12490	1 : 1.08989
Eleventh adjustment to exercise price per unit and ratio (effective from 22 August 2008 onwards)				
- Price	-	79.65	93.73	82.96
- Ratio	-	1 : 1.15247	1 : 1.13801	1 : 1.10259

Eighth adjustment to exercise price and exercise ratio of warrant grant II, grant III, grant IV and grant V

At the Board of Directors' meeting held on 23 February 2007, the Board passed a resolution to approve the eighth adjustment of the exercise price of warrants grant II, grant III, grant IV and grant V from Baht 40.35 per unit to Baht 39.13 per unit, from Baht 86.45 per unit to Baht 83.84 per unit, from Baht 101.74 per unit to Baht 98.67 per unit and from Baht 90.05 per unit to Baht 87.33 per unit, respectively. In addition, the exercise ratio was approved to be changed from 1 : 1.07512 to 1 : 1.10857 for grant II, from 1 : 1.06173 to 1 : 1.09477 for grant III, from 1 : 1.04841 to 1 : 1.08103 for grant IV and from 1 : 1.01577 to 1 : 1.04738 for grant V. The new exercise price and exercise ratio were effective from 30 March 2007 onwards.

Ninth adjustment to exercise price and exercise ratio of warrant grant II, grant III, grant IV and grant V

At the Board of Directors' meeting held on 14 August 2007, the Board passed a resolution to approve the ninth adjustment of the exercise price of warrants grant II, grant III, grant IV and grant V from Baht 39.13 per unit to Baht 38.32 per unit, from Baht 83.84 per unit to Baht 82.11 per unit, from Baht 98.67 per unit to Baht 96.63 per unit and from Baht 87.33 per unit to Baht 85.52 per unit, respectively. In addition, the exercise ratio was approved to be changed from 1 : 1.10857 to 1 : 1.13197 for grant II, from 1 : 1.09477 to 1 : 1.11788 for grant III, from 1 : 1.08103 to 1 : 1.10385 for grant IV and from 1 : 1.04738 to 1 : 1.06949 for grant V. The new exercise price and exercise ratio were effective from 24 August 2007 onwards.

Tenth adjustment to exercise price and exercise ratio of warrant grant II, grant III, grant IV and grant V

At the Board of Directors' meeting held on 10 April 2008, the shareholders passed a resolution to approve the tenth adjustment of the exercise price of warrants grant II, grant III, grant IV and grant V from Baht 38.32 per unit to Baht 37.61 per unit, from Baht 82.11 per unit to Baht 80.57 per unit, from Baht 96.63 per unit to Baht 94.82 per unit and from Baht 85.52 per unit to Baht 83.92 per unit, respectively. In addition, the exercise ratio was approved to be changed from 1 : 1.13197 to 1 : 1.15356 for grant II, from 1 : 1.11788 to 1 : 1.13920 for grant III, from 1 : 1.10385 to 1 : 1.12490 for grant IV and from 1 : 1.06949 to 1 : 1.08989 for grant V. The new exercise price and exercise ratio were effective from 16 April 2008 onwards.

Eleventh adjustment to exercise price and exercise ratio of warrant grant III, grant IV and grant V

At the Board of Directors' meeting held on 13 August 2008, the shareholders passed a resolution to approve the eleventh adjustment of the exercise price of warrants grant III, grant IV and grant V from Baht 80.57 per unit to Baht 79.65 per unit, from Baht 94.82 per unit to Baht 93.73 per unit and from Baht 83.92 per unit to Baht 82.96 per unit, respectively. In addition, the exercise ratio was approved to be changed from 1 : 1.13920 to 1 : 1.15247 for grant III, from 1 : 1.12490 to 1 : 1.13801 for grant IV and from 1 : 1.08989 to 1 : 1.10259 for grant V. The new exercise price and exercise ratio were effective from 22 August 2008 onwards.

Movements in the number of warrants outstanding are as follows:

	Directors	Employees	Total
		(in million units)	
At 1 January 2008	6.47	19.87	26.34
Exercised	(0.33)	(2.73)	(3.06)
Cancelled	-	(0.31)	(0.31)
At 30 September 2008	**6.14**	**16.83**	**22.97**

Exercised warrants

During the nine-month period ended 30 September 2008, 0.33 million units and 2.73 million units were exercised by the Company's directors and employees, respectively. The exercises of 3.06 million warrants during this period, and of 0.19 million warrants during the quarter ended 31 December 2007, increased paid-up share capital and premium on share capital by Baht 4 million and Baht 294 million, respectively.

The exercise of warrants complied with the terms and conditions of the issuance of warrants which were approved by the Company's shareholders.

12 Reserves

Share premium

Section 51 of the Public Companies Act B.E. 2535 requires companies to set aside share subscription months received in excess of the par value of the shares issued to a reserve account ("share premium"). Share premium is not available for dividend distribution.

Legal reserve

Section 116 of the Public Companies Act B.E. 2535 requires that a company shall allocate not less than 5% of its annual net profit, less any accumulated losses brought forward, to a reserve account ("legal reserve"), until this account reaches an amount not less than 10% of the registered authorised capital. The legal reserve is not available for dividend distribution.

13 Segment information

Segment information is presented in respect of the Group's business. The primary format, business segments, is based on the Group's management and internal reporting structure.

Business segments

The Group comprises the following main business segments:

Segment 1	Mobile phone and call center services
Segment 2	Mobile phone sales
Segment 3	Datanet and broadband services

Financial information by business segment for the three-month periods ended 30 September are as follows:

	Consolidated financial statements For the three-month periods ended 30 September							
	Mobile phone and call center services		Mobile phone sales		Datanet and broadband services		Group	
	2008	2007	2008	2007	2008	2007	2008	2007
	(in million Baht)							
Revenues:								
Revenues from services and equipment rentals	24,416	18,849	14	16	193	213	24,623	19,078
Revenue from sales	-	-	2,904	3,329	1	-	2,905	3,329
Total revenues	**24,416**	**18,849**	**2,918**	**3,345**	**194**	**213**	**27,528**	**22,407**
Operating expenses:								
Cost of sales, services and equipment rentals	(15,208)	(10,716)	(2,741)	(3,122)	(119)	(146)	(18,068)	(13,984)
Selling and administrative expenses	(2,499)	(2,808)	(174)	(101)	(62)	(52)	(2,735)	(2,961)
Net gain (loss) on operating activities	**6,709**	**5,325**	**3**	**122**	**13**	**15**	**6,725**	**5,462**

Financial information by business segment for the nine-month periods ended 30 September are as follows:

	Consolidated financial statements For the nine-month periods ended 30 September							
	Mobile phone and call center services		Mobile phone sales		Datanet and broadband services		Group	
	2008	2007	2008	2007	2008	2007	2008	2007
	(in million Baht)							
Revenues:								
Revenues from services and equipment rentals	74,863	57,474	39	59	607	635	75,509	58,168
Revenue from sales	-	-	9,011	10,415	1	1	9,012	10,416
Total revenues	**74,863**	**57,474**	**9,050**	**10,474**	**608**	**636**	**84,521**	**68,584**
Operating expenses:								
Cost of sales, services and equipment rentals	(46,138)	(31,879)	(8,366)	(9,685)	(369)	(441)	(54,873)	(42,005)
Selling and administrative expenses	(7,309)	(8,958)	(470)	(257)	(159)	(177)	(7,938)	(9,392)
Net gain (loss) on operating activities	**21,416**	**16,637**	**214**	**532**	**80**	**18**	**21,710**	**17,187**

14 Earnings per share

Basic earnings per share

The calculation of basic earnings per share for the three-month and nine-months periods ended 30 September 2008 and 2007 was based on the profit for the period attributable to equity holders of the Company and the weighted average number of ordinary shares outstanding during the period as follows:

	Consolidated financial statements		Separate financial statements	
Three-month period ended 30 September	2008	2007	2008	2007
	(in million Baht/million shares)			
Profit attributable to equity holders of the Company (basic)	4,533	3,512	3,849	3,192
Weighted average number of ordinary shares outstanding (basic)	2,962	2,957	2,962	2,957
Earning per share (basic) (*in Baht*)	1.53	1.19	1.30	1.08

	Consolidated financial statements		Separate financial statements	
Nine-month period ended 30 September	2008	2007	2008	2007
	(in million Baht/million shares)			
Profit attributable to equity holders of the Company (basic)	15,989	11,159	12,838	9,842
Weighted average number of ordinary shares outstanding (basic)	2,961	2,956	2,961	2,956
Earning per share (basic) (*in Baht*)	5.40	3.78	4.34	3.33

Diluted earnings per share

The calculation of diluted earnings per share for the three-month and nine-month periods ended 30 September 2008 and 2007 was based on the profit for the period attributable to equity holders of the Company and the weighted average number of ordinary shares outstanding during the period after adjusting for the effects of all dilutive potential ordinary shares as follows:

Three-month period ended 30 September	**Consolidated financial statements**		**Separate financial statements**	
	2008	2007	2008	2007
	(in million Baht/million shares)			
Profit attributable to equity holders of the Company (diluted)	**4,533**	**3,512**	**3,849**	**3,192**
Weighted average number of ordinary shares outstanding (basic)	**2,962**	**2,957**	**2,962**	**2,957**
Effect of shares options on issue during the period	-	-	-	-
Weighted average number of ordinary shares outstanding (diluted)	**2,962**	**2,957**	**2,962**	**2,957**
Earning per share (diluted) *(in Baht)*	**1.53**	**1.19**	**1.30**	**1.08**

Nine-month period ended 30 September	**Consolidated financial statements**		**Separate financial statements**	
	2008	2007	2008	2007
	(in million Baht/million shares)			
Profit attributable to equity holders of the Company (diluted)	**15,989**	**11,159**	**12,838**	**9,842**
Weighted average number of ordinary shares outstanding (basic)	**2,961**	**2,956**	**2,961**	**2,956**
Effect of shares options on issue during the period	-	-	-	-
Weighted average number of ordinary shares outstanding (diluted)	**2,961**	**2,956**	**2,961**	**2,956**
Earning per share (diluted) (in Baht)	**5.40**	**3.78**	**4.34**	**3.33**

15 Dividends

At the annual general meeting of the shareholders of the Company held on 10 April 2008, the shareholders approved the appropriation of dividends of Baht 3.30 per share, amounting to Baht 9,770 million. The dividend was paid to the shareholders on 8 May 2008.

At the Board of Directors' Meeting on 13 August 2008, it was approved to declare an interim dividend for 2,961 million shares of Baht 3 per share, amounting to Baht 8,883 million. The dividend was paid to the shareholders on 10 September 2008.

16 Financial instruments

	Consolidated financial statements		Separate financial statements	
	30 September 2008	31 December 2007	30 September 2008	31 December 2007
	(in million Baht)			
Swap contracts receivable	12,080	9,162	12,080	9,162
Swap contracts payable	(11,488)	(9,485)	(11,488)	(9,485)
Total swap contracts receivable (payable), net	**592**	**(323)**	**592**	**(323)**
Forward contracts receivable	1,137	1,128	1,137	1,128
Forward contracts payable	(1,189)	(1,189)	(1,189)	(1,189)
Total forward contracts receivable (payable), net	**(52)**	**(61)**	**(52)**	**(61)**
Less : Current portion of forward contracts payable presented under other current liabilities	2	1	2	1
Total forward contracts receivable (payable), net	**(50)**	**(60)**	**(50)**	**(60)**
Total swap and forward receivables (payable), net	**542**	**(383)**	**542**	**(383)**

The carrying amounts and fair values of swap and forward contracts are as follows:

	Consolidated financial statements			
	Carrying amounts		Fair values	
	30 September 2008	31 December 2007	30 September 2008	31 December 2007
	(in million Baht)			
Swap contracts	11,488	9,485	11,497	9,032
Forward contracts	1,189	1,189	1,162	1,196

	Separate financial statements			
	Carrying amounts		Fair values	
	30 September 2008	31 December 2007	30 September 2008	31 December 2007
	(in million Baht)			
Swap contracts	11,488	9,485	11,497	9,032
Forward contracts	1,189	1,189	1,162	1,196

17 Change in accounting policy

The following change of accounting policy by the Group has no effect on the separate financial statements of the Company.

Until 31 December 2007, the Group accounted for goodwill arising from a business combination at cost less accumulated amortisation. Amortisation was charged to the statement of income over the estimated useful life of 15 years.

During 2007, the Federation of Accounting Professions issued Thai Accounting Standard (TAS) 43 (revised 2007) *"Business Combinations"* which is effective for accounting periods beginning on or after 1 January 2008. TAS 43 (revised 2007) requires that the acquirer shall, at the acquisition date, recognise goodwill acquired in a business combination as an asset at cost. After initial recognition, goodwill shall be measured at cost less any accumulated impairment losses. Transitional provisions shall be applied to any goodwill carried in the financial statements at the beginning of the first annual accounting period beginning on or after 1 January 2008 that arose from a business combination for which the agreement date was before 1 January 2008. The transitional provisions are to discontinue amortising such goodwill; eliminate the carrying amount of the related accumulated amortisation with a corresponding decrease in goodwill; and from the beginning of the first annual period beginning on or after 1 January 2008 test all goodwill arising from business combinations for impairment in accordance with TAS 36 (revised 2007) "Impairment of Assets".

The Group has, accordingly, changed its accounting policy for goodwill prospectively from 1 January 2008. The financial statements for the year ended 31 December 2007 have not been affected by this change in accounting policy. The effect of the change in accounting policy on the Group's consolidated financial statements for the nine-month period ended 30 September 2008 is to:

- reduce the charge to the statement of income resulting from the amortisation of goodwill that would have been recognised under the previous accounting policy by approximately Baht 875 million, with a corresponding increase in reported profit for the period.

18 Commitments with non-related parties

	Consolidated financial statements		**Separate financial statements**	
	30 September 2008	31 December 2007	30 September 2008	31 December 2007
		(in million)		
Capital commitments				
Contracted but not provided for				
Assets under concession agreements				
Thai Baht	2,376	2,900	2,369	2,889
US Dollars	33	34	32	34
Japanese Yen	119	483	119	483
Euro	1	1	1	1
Property and equipment				
Thai Baht	422	300	213	260
US Dollars	16	16	6	5
Japanese Yen	47	-	-	-
Euro	1	-	-	-
Service maintenance agreements				
Thai Baht	2,671	1,444	1,486	1,358
US Dollars	21	5	19	5
Japanese Yen	31	52	31	52
SG Dollars	-	1	-	-

	Consolidated financial statements		**Separate financial statements**	
	30 September 2008	31 December 2007	30 September 2008	31 December 2007
		(in million Baht)		
Non-cancellable operating lease commitments				
Within one year	1,253	1,360	1,027	1,066
After one year but within five years	1,391	1,702	1,338	1,536
After five years	8	16	8	16
Total	**2,652**	**3,078**	**2,373**	**2,618**

The Group has entered into lease and related service agreements for office space, cars, computers and base station for periods ranging from 1 month to 7 years with options to renew.

19 Contingent liabilities

At 30 September 2008, the Group has commitments with local banks relating to letters of guarantee issued by the banks in respect of custom duties, electricity use and other transactions in the ordinary course of business amounting to approximately Baht 4,451 million *(31 December 2007: Baht 3,785 million)* on a consolidated basis and Baht 3,047 million *(31 December 2007: Baht 2,977 million)* on a Company basis.

20 Interconnection agreements

According to Telecommunication Business Operation Act 2001 (B.E. 2544) and the announcement of National Telecommunication Commission ("NTC") regarding the use and interconnect of telecommunication network 2006 (B.E. 2549), the Company has entered into an interconnection ("IC") agreement with Total Access Communication Public Company Limited ("TAC") dated 30 November 2006, and also with Truemove Company Limited ("Truemove") dated 16 January 2007. These IC agreements have been approved by NTC. However, the Company did not charge the IC service to both parties in 2007. During the first to the third quarter of 2007, the Company did not record transactions relating to the IC service in the interim financial statements since TOT Public Company Limited ("TOT"), the grantor of concession, sent a letter to the Company informing that the Company is not the licensee who owns the network and the Company has no right to enter into the IC agreement per the NTC announcement.

On 31 August 2007, TOT has filed a case against NTC to the Administrative Court to revoke the said announcement and on 4 February 2008 TOT sent a letter to the Company informing that the Company should wait for the final judgment of the Administrative Court. Should the Company undertake the IC agreements per the NTC announcement before the final judgment of the Administrative Court, TOT shall not recognise the Company's related actions and the Company must be responsible for such actions.

Having considered the said TOT's letter, related laws and the legal counsel's opinion, the Company's management is of the opinion that non-compliance by the Company with the IC agreements shall be deemed violating the said NTC announcement. Therefore, the Company has decided to comply with the IC agreements in line with the current legal provisions. The Company charged TAC and Truemove for the IC services rendered in 2007 and recorded all transactions relating to the IC charges under the IC agreements in the financial statements for the year ending 31 December 2007.

According to the Concession agreement to operate cellular mobile telephone service, the Company has to pay the higher of stipulated annual minimum payment or the percentage of service revenues prior to deducting expenses and taxes. However, the Company had to comply with the regulation while TOT would like to wait for the final judgment of the Administrative Court. As a result, the Company anticipated to enter into a negotiation with TOT in relation to a calculation method of the revenue sharing. The Company calculated the revenue sharing from the net IC revenue which is similar to other operators in the telecommunication industry base on a conservative basis. The revenue sharing amount to be paid to TOT is subject the final adjudication of the Administrative Court in relation to revoking the announcement of National Telecommunication Commission and a negotiation between TOT and the Company. The Company will make adjustment in the financial statement in the period when the issue has been agreed. The Company's management is certain that it will not incur significant expense more than the revenue sharing amount which the Company has recorded.

21 Significant event

The Company

Pursuant to the letter of the Ministry of Information and Communication Technology to the Council of State requesting opinion on whether the amendments or supplements to the agreement between TOT Public Company Limited who is the Telephone Organization of Thailand at that time ("TOT") and Advanced Info Service Public Company Limited after the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 are legitimately effected and in case those amendments or supplements to the Agreement are not legitimately effected according to such Act, what guidelines TOT should implement.

The Council of State was of the opinion by its Memorandum of the Council of State no. 291/2550 on Enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 (in the case of the Agreement Permitting Undertaking of Cellular Mobile Telephone Services, "the Agreement" between TOT Public Company Limited and Advanced Info Service Public Company Limited) that

*"... since TOT being the contracting party in this case acted on behalf of the State by virtue of the authority and duty pursuant to Telephone Organization of Thailand Act, the executed Agreement thus represents the agreement between the State and the private sector in order to authorise the private sector to provide public services to the public on behalf of the State. The State therefore is obligated to perform according to those stipulated in that Agreement.

However, since the amendments to the Agreement upon which the consultation is being sought were not legitimately carried out according to the Act on Private Participation in State Undertaking, B.E. 2535 which was in force at the time of effecting those amendments because those amendments had not been proposed for the consideration of the Coordination committee according to Section 22 and not forwarded to the Cabinet, being the organ charged with the authority to approve of the amendments to the Agreement pursuant to the Act as aforesaid, the amendments made to the Agreement with TOT as the contracting party were therefore carried out without legal authority. However, the procedures to amend the Agreement represent administrative juristic acts which are capable of being separated from the amendments to the Agreement already effected and those amendments to the Agreement are still in force so long as they are not rescinded or extinguished by statute of limitation or by other causes. In case the Cabinet, vested with the authority under the law and having considered the causes for the rescission, the impact, and the propriety on the basis of the State's and the public interest, is of the opinion that the illegitimate procedures have resulted in damage that warrants rescinding the amendments to the Agreement already effected, the Cabinet may legitimately rescind such amendments to the Agreement. However, if the Cabinet, upon having considered the same, deems it justified, with regard to the State's or the public interest and the continuity of providing public services, the Cabinet may exercise its discretion to grant approval for the procedures to further amend the Agreement, as appropriate, with the unit owning the project and the Coordination committee pursuant to Section 22 being the parties to submit the facts, justifications, and opinion for the consideration of the Cabinet".

Presently, the Coordinating Committee has already been established according to Section 22 of the Act where it is to proceed its duty as assigned thereon and the procedures are pending.

*The above clauses in "..." represent some parts of the Memorandum of the Council of State no. 291/2550. The full text Memorandum of the Council of State is available only in Thai language.

Digital Phone Company Limited

Pursuant to the letter of the Ministry of Information and Communication Technology to the Council of State requesting opinion on whether the amendments or supplements to the agreement between CAT Telecom Public Company Limited ("CAT") and Digital Phone Company Limited ("DPC") after the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 (the "Act") are legitimately effected and in case those amendments or supplements to the Agreement are not legitimately effected according to such Act, what guidelines CAT should implement.

According to the opinion of the Council of State regarding the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 regarding the Contract permitting the provision of cellular mobile phone service between CAT and DPC on case no. 294/2550 that

**"...the assignment of the rights and duties by Total Access Communication Public Company Limited ("TAC") to DPC and the entering into an agreement between DPC and CAT dated 19 November B.E. 2539 are considered as the permission of CAT granted to a private sector to provide cellular mobile phone service, it shall not be deemed to be part of cellular mobile phone service between CAT and TAC, so DPC shall be the contracting party of CAT and was under the supervision and regulation of CAT and pay remuneration to CAT. DPC shall, therefore, have to comply with the said Act since CAT has already specified the scope of the project and the private sector to provide the service. Besides, the project has already been carried out. Therefore, there is no need to invite private sector to submit any proposal according to Chapter 3. However, Chapter 3 shall be applied in so far as it is not contrary to the fact whereby CAT has to set up the Coordinating Committee in accordance with Section 13 to proceed according to Section 21 of the said Act, provided that the Coordinating Committee will propose the selection result including the reason, negotiation issues, state benefits and the draft of agreement to the Minister who supervised the project in order to propose to the Cabinet within 90 days since the decision by Coordinating Committee."

Therefore, the procedures are within the power and authority of the Committee according to Section 13 to consider as appropriate and DPC has already been assigned of the rights and duties from Total Access Communication Public Company Limited according to the Contract Permitting the Provision of Cellular Mobile Phone Service between CAT and Total Access Communication Public Company Limited, DPC shall have the right to provide telecommunication service even though the Contract between CAT and DPC has not been done or performed in accordance with the Act. However, the Contract between CAT and DPC shall remain valid in so far as it is not revoked or terminated by time of ending or other cause. Thus, CAT and DPC shall remain oblige to fulfil the said agreement."

Presently, the Coordinating Committee has already been established according to Section 13 of the Act where it is to proceed its duty as assigned thereon and the procedures are pending.

**The above clauses in "..." represent some parts of the Memorandum of the Council of State no. 294/2550. The full text Memorandum of the Council of State is available only in Thai language.

Significant commercial dispute and litigations

The Company

Between the Company and TOT Public Company Limited ("TOT")

On 22 January 2008, TOT Public Company Limited ("TOT") submitted a dispute no. black 9/2551 to the Arbitration Institute, Dispute Reconciliation Office, Justice Court Office demanding the Company to pay additional payment of revenue sharing amounting to Baht 31,463 million under the Cellular Mobile Phone Contract plus interest at the rate of 1.25 percent per month computing from the default date on 10 January 2007 until the full payment is made.

At present, the said dispute is pending on the Arbitration process. According to arbitration procedures and the proceedings of which shall take for several years. However, the Company's management believes that the rulings of the Arbitration Panel shall have no impact to the financial statements of the Company because the Company's management understands that this amount is the same as an excise tax that the Company had submitted to Excise Department during 28 January 2003 to 26 February 2007 and deducted it from revenue sharing according to the resolution of the Cabinet dated 11 February 2003. Thus, the Company has fully complied with the cabinet's resolution dated 11 February 2003 and this practice is the same as other operators in mobile phone or cellular radio telecommunication industries according to the resolution of the Cabinet. Moreover, TOT had sent letter no. Tor Sor Tor. Bor Yor./843 dated 10 March 2003 stating that the Company has fully complied with the Cabinet's resolution and the Company's burden remains at the same percentage rate as specified in the contract and the submission of the said excise tax return shall not affect the terms of the contract.

Digital Phone Company Limited ("DPC")

1) On 9 January 2008, CAT Telecom Public Company Limited ("CAT") submitted a dispute no. black 3/2551 to the Arbitration Institute and the Dispute Reconciliation Office, Justice Court Office demanding DPC, a subsidiary, to pay additional payment of revenue sharing amounting to Baht 2,449 million under the Digital Personal Communication Network Contract plus penalty at the rate of 1.25 percent per month of the unpaid amount of each year computing from the default date until the full payment is made which total penalty calculated up to December 2007 is Baht 1,500 million, totalling Baht 3,949 million.

At present, the said dispute is pending on the Arbitration process. According to arbitration procedures and the proceedings of which shall take for several years. However, the management believes that the rulings of the Arbitration Panel shall have no impact on DPC's financial statements and the consolidated financial statements of the Company because this amount is the same as an excise tax that DPC submitted to Excise Department during 16 September 2003 to 15 September 2007 and deducted it from revenue sharing according to the resolution of the Cabinet dated 11 February 2003. Thus, DPC has fully complied with the Cabinet's resolution dated 11 February 2003 and this practice is the same as other operators in mobile phone or cellular radio telecommunication industries according to the resolution of the Cabinet.

2) Pursuant to the resolution of the meeting on 14 January 2004 between TOT Public Company Limited ("TOT"), CAT Telecom Public Company Limited ("CAT") Digital Phone Company Limited ("DPC"), a subsidiary, and True Move Company Limited ("True Move") by the Minister of the Information and Communications Technology Ministry, the Chairman, that TOT consented to reduce access charge of mobile phone from revenue sharing which TOT received from CAT in the amount of Baht 22 /number/month to DPC and True Move starting from the 6th operation year as Total Access Communication Public Company Limited ("DTAC") had received from TOT.

On 12 October 2006 TOT sent a letter to CAT that TOT could not reduce access charge of mobile phone to DPC and True Move and demanding CAT to pay the access charge that DPC and True Move have deducted as a discount of access charge plus legal interest rate computing from the default date until the fully payment is made.

On 29 July 2008, CAT submitted a dispute no. black 68/2551 to the Arbitration Institute and the Dispute Reconciliation Office, Justice Court Office demanding DPC to pay access charge of mobile phone that DPC had deducted for Baht 154 million (additional consideration of the 7th -10th operation year) plus value added tax and interest at the rate 1.25 percent per month of the above principal amount starting from the default date of each year since the 7th -10th operation year until the full payment is made.

At present, DPC is preparing to submit an opposition to the Arbitration Institute and the Dispute Reconciliation Office, Justice Court Office. According to arbitration procedures, the proceedings of which shall take several years. For the demanded amount, DPC has re-calculated and found that the said amount is only Baht 122 million which DPC has recorded as concession fee payable in its financial statement but has not recorded the penalty for overdue payment, as the management believes that the rulings of the Arbitration Panel of the said dispute shall have no material impact to the consolidated financial statements of the Company.

AIN Globalcomm Company Limited ("AIN")

On 7 March 2008, CAT Telecom Public Company Limited ("CAT") has submitted the black case no. 1245/2551 to the Civil Court against the Company as the defendant no. 1 and AIN Globalcomm Company Limited, a subsidiary, as the defendant no. 2 requesting the Company and the subsidiary to pay compensation for damage up to the date of case submission equalling to Baht 130 million. The reason in a case is to change traffic of the international direct dialling service by the Company and the subsidiary during 1-27 March 2007 through the Company subscriber by using the symbol "+" dialling from no. 005 of the subsidiary, instead of no. 001 of CAT without the prior notification to subscriber.

On 4 September 2008, CAT has submitted the revision of petition to adjust compensation for Baht 583 million because CAT has damaged consecutively until 7 March 2008.

At present, the said case is under the court process. The management believes that the result of the said case shall have no material impact to financial statements of the Company. Further reason, the symbol "+" is an international symbol, which no one can possess. It is general practice for the other mobile phone operators to set the symbol "+" to replace the number of any international direct dialling operator. So, the Company has not infringed and made damage to CAT.

22 Reclassification of accounts

Certain accounts in the 2007 interim financial statements have been reclassified to conform to the presentation in the 2008 interim financial statements.

END